     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 14, 1997


                                                      REGISTRATION NO. 333-26439
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                AMENDMENT NO. 3


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                            SECURACOM, INCORPORATED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    DELAWARE
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                                      7373
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)

                                   22-2817302
                                (I.R.S. EMPLOYER
                             IDENTIFICATION NUMBER)

                               50 TICE BOULEVARD
                        WOODCLIFF LAKE, NEW JERSEY 07675
                                 (201) 930-9500
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                RONALD C. THOMAS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            SECURACOM, INCORPORATED
                               50 TICE BOULEVARD
                        WOODCLIFF LAKE, NEW JERSEY 07675
                                 (201) 930-9500
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ------------------
                                   Copies to:

                              MICHAEL JOSEPH, ESQ.
                            DYER ELLIS & JOSEPH P.C.
                          600 NEW HAMPSHIRE AVE., N.W.
                                   SUITE 1000
                             WASHINGTON, D.C. 20037
                                 (202) 944-3000
                            THOMAS R. DENISON, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                             1801 CALIFORNIA STREET
                                   SUITE 4100
                             DENVER, COLORADO 80202
                                 (303) 298-5700

                               ------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                               ------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   Subject to Completion, Dated July 14, 1997

PROSPECTUS

                                1,400,000 SHARES


                                      LOGO

                                  COMMON STOCK


     Of the 1,400,000 shares of Common Stock of the Company (the "Common Stock") offered hereby, 1,100,000 shares are being issued and sold by Securacom, Incorporated ("Securacom" or the "Company") and 300,000 are being sold by a stockholder of the Company (the "Selling Stockholder"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder.



     Prior to this offering (the "Offering"), there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $7.00 and $10.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Application has been made to list the Common Stock on the Nasdaq SmallCap Market under the proposed symbol "SECU."


             THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE
                     OF RISK. SEE "RISK FACTORS" AT PAGE 6.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================
                                                                               PROCEEDS TO
                             PRICE TO       UNDERWRITING      PROCEEDS TO        SELLING
                              PUBLIC        DISCOUNT (1)      COMPANY (2)      STOCKHOLDER
---------------------------------------------------------------------------------------------
Per Share...............         $                $                $                $
---------------------------------------------------------------------------------------------
Total (3)...............         $                $                $                $
=============================================================================================

(1) See "Underwriting" for information concerning the compensation and indemnification of the Underwriters and other information.


(2) Before deducting expenses payable by the Company estimated at $563,500.



(3) The Company and the Selling Stockholder have granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an additional 165,000 and 45,000, respectively, shares of Common Stock solely to cover over-allotments, if any, at the Price to Public less the Underwriting Discount. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company, and Proceeds to
    Selling Stockholder will be $       , $       , $       , and $       ,
    respectively. See "Underwriting."


     The shares of Common Stock are offered by the several Underwriters subject to receipt and acceptance of such shares by them. The Underwriters reserve the right to withdraw, cancel, or reject any order in whole or in part. It is expected that the shares will be available for delivery against payment in New
York, New York on or about        , 1997.

HANIFEN, IMHOFF INC.                                  SCOTT & STRINGFELLOW, INC.
                  The date of this Prospectus is        , 1997

                                   SECURACOM,
                                  INCORPORATED

                              [Diagram of Services
                             Offered by Securacom]

                             SINGLE SOURCE SECURITY
                               THROUGH TECHNOLOGY

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR AND PURCHASE SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

THE VIRGINIA DIVISION OF SECURITIES AND RETAIL FRANCHISING HAS TAKEN THE POSITION THAT AN INVESTMENT IN THE COMMON STOCK OF THE COMPANY MAY BE SUITABLE ONLY FOR INVESTORS WHO HAVE A NET WORTH OF AT LEAST $250,000, EXCLUSIVE OF HOME, HOME FURNISHINGS AND AUTOMOBILES, AND A GROSS ANNUAL INCOME OF $60,000.

Securacom, Incorporated is a fully integrated single source security company. The Company provides consulting and planning, engineering and design, systems integration, and maintenance and technical support services to commercial and government clients worldwide. Securacom's capabilities enable it to provide clients with single source turn-key solutions for medium and large scale complex security projects. Securacom has completed security projects for airports, corporations, utilities, prisons, universities, and federal, state and local governments.

[Picture of New York City's     [Picture of Tennessee Valley
World Trade Center]             Authority Facility]

Federal, State and Local                  Utilities
         Government

[Picture of NationsBank               [Picture of Processing
Headquarters]                         Facility]

      Corporations                    Process and Manufacturing
                                              Facilities

                                       [Picture of Washington
                                   Dulles International Airport]

                                              Airports

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Except as otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     Securacom is a single-source provider of comprehensive technology-based security solutions for medium and large commercial and government facilities in the United States and abroad. The Company offers a broad range of services, consisting of: (i) consulting and planning; (ii) engineering and design; (iii) systems integration; and (iv) maintenance and technical support. The solutions provided by the Company include integrated security systems comprised of a command center managing one or more subsystems and components, primarily access control systems, intrusion detection systems, closed circuit television systems, critical condition monitoring systems and fire detection systems. The Company is not aware of any other company providing this comprehensive range of services on a national basis.

     The Company believes that the multi-billion dollar market for technology-based security solutions is growing rapidly due to the following factors: (i) many existing security systems are becoming technologically obsolete and inadequate or consist of internally incompatible subsystems, creating a need for re-engineering, upgrading and integration; (ii) technological advancements provide the opportunity to increase the scope and cost-efficiency of many routine security tasks, such as the replacement of guards with electronic surveillance; (iii) the proliferation of computers and advanced communications systems has created a new and growing security need for clients to prevent the misuse of proprietary information and other intellectual property; and (iv) a number of highly publicized acts of terrorism have heightened corporate and government officials' awareness of an increased need for physical safety.

     The security industry is highly fragmented and consists of a broad array of equipment manufacturers and distributors, consultants and engineers and systems integrators, each of which provides only a portion of the services required to deliver an integrated security solution. As a result, clients are frequently required to coordinate the planning, design and implementation of a project through multiple service providers and vendors. This approach causes client frustration with project delays, cost inefficiencies, lack of vendor accountability and incompatible subsystems. Securacom believes that as a single-source provider of security solutions it can expedite project completion and reduce its clients' manpower requirements and aggregate project costs. In addition, the Company has the flexibility to respond to each of its client's particular needs, whether the client requires only one of the services offered by the Company, various services on an ongoing basis, or a comprehensive turnkey security solution using all of the Company's areas of expertise and its national network of offices.

     Securacom's objective is to become the leading provider of comprehensive, high-value-added, technology-based security solutions for medium and large commercial and government facilities in the United States and abroad. The Company's strategy focuses on developing long-term client relationships. These relationships allow the Company to integrate itself into clients' decision-making processes by identifying solutions for new security systems upgrades and other ongoing security needs. Additional key elements of the Company's strategy include: (i) capitalizing on its position as a national single-source provider of security solutions; (ii) continuing to expand its client base in targeted industries; (iii) maintaining its high level of technological sophistication; (iv) enhancing its ability to pursue bidding opportunities on larger projects; and (v) continuing to focus on providing high-value-added services.

     The Company began operations in 1987 in association with a large privately held engineering firm. In 1992, the Company became independent from the engineering firm in conjunction with a capital infusion from a private investment group. At the same time, the Company hired new management with extensive experience in the security industry. Since then, the Company has devoted a substantial amount of resources and capital to enhancing its technical capability and services offerings, hiring and training key personnel and expanding its client base. As part of this effort, the Company has opened four regional offices in the United States and one international office in Moscow, Russia. Securacom believes that it now has in place the infrastructure and capabilities to substantially increase revenues and profitability.

     As a result of these initiatives, revenues have grown from $2.4 million in 1994 to $3.2 million in 1995 and $5.8 million in 1996. The Company achieved its first profitable quarter of operations during the three months ended March 31, 1997, with net income of $206,000 on revenues of $3.3 million. Over the past three years, the Company has served more than 50 clients including airports, hospitals, prisons, corporations, utilities, universities and government facilities. Current clients include Washington Dulles International Airport, Hewlett-Packard Company, EDS, United Airlines, Gillette Corporation, MCI Telecommunications Corporation and New York City's World Trade Center.

                              RECENT DEVELOPMENTS

     During the first quarter of 1997, the Company contracted to provide services to several new clients. The Company signed an agreement to provide a broad range of services in connection with the upgrading of Amtrak's access control systems at eight facilities in the northeast and California. Additionally, it contracted to prepare a security master plan for Xerox Corporation's manufacturing and engineering facilities in Rochester, New York. The Company also finalized an agreement to provide a comprehensive access control system upgrade at the headquarters of Rostelecom, the primary Russian long distance telephone service provider. This project expands Securacom's Moscow client base which also includes Moscow Local Telephone System and US WEST. In April, the Company signed a joint venture agreement with Ahmad N. AlBinali & Sons Co., a large Saudi Arabian engineering and construction company, to develop and conduct business in the Kingdom of Saudi Arabia.
                         ------------------------------

     The Company's headquarters are located at 50 Tice Boulevard, Woodcliff Lake, New Jersey 07675, and its telephone number is (201) 930-9500.

                                  THE OFFERING


Common Stock offered by the Company..........   1,100,000 shares
Common Stock offered by the Selling
  Stockholder................................    300,000 shares
Common Stock outstanding after the
  Offering...................................   5,534,140 shares(1)
Use of proceeds to the Company...............   To repay certain indebtedness, to expand and
                                                upgrade the Company's management information
                                                systems, to further develop and document the
                                                Company's command center integration software
                                                and for working capital and general corporate
                                                purposes. See "Use of Proceeds."
Proposed Nasdaq SmallCap
  Market symbol..............................   SECU


---------------
(1) Based upon the number of shares outstanding as of March 31, 1997. Does not include 1,557,962 shares issuable upon the exercise of warrants outstanding as of March 31, 1997, of which warrants to purchase 979,629 shares were exercisable as of that date.

                             SUMMARY FINANCIAL DATA


                                                                                                          THREE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                                MARCH 31,
                                  -------------------------------------------------------------------   -----------------------
                                     1992          1993          1994          1995          1996          1996         1997
                                  -----------   -----------   -----------   -----------   -----------   ----------   ----------
STATEMENT OF OPERATIONS DATA:
Earned revenues.................. $ 6,775,971   $ 3,245,145   $ 2,395,254   $ 3,176,523   $ 5,824,448   $  656,022   $3,297,899
    Gross profit.................     381,966       341,109       808,939       996,559     1,408,062      402,137      971,676
Selling, general and
  administrative expenses........   1,884,316     2,122,715     2,670,092     2,870,570     3,700,698      739,907      645,656
Net income (loss)................  (1,502,350)   (1,781,606)   (1,887,717)   (1,767,692)   (2,512,833)    (356,623)     206,143
Net income (loss) per share...... $     (1.66)  $     (0.58)  $     (0.53)  $     (0.44)  $     (0.57)  $    (0.09)  $     0.04
Weighted average number of common
  shares outstanding.............     904,835     3,059,344     3,566,505     3,982,176     4,440,873    4,140,721    4,604,814



                                                                                                 MARCH 31, 1997
                                                                                            -------------------------
                                                                                                              AS
                                                                                              ACTUAL      ADJUSTED(1)
                                                                                            -----------   -----------
BALANCE SHEET DATA:
Cash and cash equivalents.................................................................. $   130,741   $ 2,912,741
Working capital............................................................................     334,910     3,116,910
Total assets...............................................................................   6,116,761    10,898,761
Long-term debt, less current maturities....................................................   3,300,548       111,048
Total stockholders' equity (deficiency)....................................................  (1,327,584)    6,643,916


---------------

(1) As adjusted to give effect to the sale of Common Stock in the Offering by the Company at an assumed offering price of $8.50 and the application of the net proceeds therefrom. Does not give effect to the potential issuance of 1,557,962 shares issuable upon the exercise of warrants outstanding as of March 31, 1997, of which warrants to purchase 979,629 shares were exercisable as of that date.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following factors should be carefully considered in evaluating an investment in the Common Stock offered hereby.


HISTORY OF LOSSES, ACCUMULATED DEFICIT AND NEGATIVE NET WORTH



     The Company has incurred net losses in each year since inception. The Company reported net losses of $1.9 million, $1.8 million and $2.5 million for the years ended December 31, 1994, 1995 and 1996, respectively. The Company's accumulated deficit through March 31, 1997 was $12.0 million and as of that date it had negative net worth of $1.3 million. Although the Company reported net income of $206,000 for the three months ended March 31, 1997, its first quarter of profitable operations, there can be no assurance the Company will maintain profitable operations in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and the notes thereto.


RISKS ASSOCIATED WITH GROWTH STRATEGY

     The Company's strategy envisions a period of rapid growth that may put a strain on its administrative and operational resources. While the Company believes that it has established a significant infrastructure to support growth, its ability to effectively manage growth will require it to continue to expand the capabilities of its operational and management systems and to attract, train, manage and retain qualified project managers, engineers and technicians. There can be no assurance that it will be able to do so. If the Company is unable to successfully manage its growth, the Company's business, operating results and financial condition could be adversely affected.

DEPENDENCE UPON MANAGEMENT

     The Company is dependent upon the continued services of key members of its management, including its President and Chief Executive Officer, Ronald C. Thomas. The loss of one or more key members of management could have a material adverse effect on the Company. The Company does not maintain key-man life insurance policies on members of management. See "Management."

DEPENDENCE ON LIMITED NUMBER OF CLIENTS

     For the year ended December 31, 1996 the Company's three largest clients, New York City's World Trade Center, the Metropolitan Washington Airport Authority and MCI Telecommunications Corporation, in the aggregate, accounted for 64% of its revenues, and three additional clients together accounted for an additional 18% of its revenues. The Company anticipates that its three largest clients will continue to account for the majority of its revenues during 1997. The loss of any of the Company's major clients could adversely affect the Company's business, operating results and financial condition. Several of the projects for the Company's major clients will be substantially completed in 1997, and the Company's future operating results will depend on its ability to develop future sales prospects and generate orders from new and existing clients.

CANCELLATION OF CONTRACTS

     A majority of the Company's contracts are subject to cancellation by the Company's clients upon short notice. The Company's contracts with government entities are subject to modification or termination for the convenience of the government. Although these government contracts generally extend over several years, such contracts are typically funded on an annual basis and may be terminated prior to completion because of lack of funding. Contracts with corporations also frequently permit the client to terminate the Company's services for any reason, with limited notice to the Company. Although to date none of the Company's contracts has been terminated prior to completion, there can be no assurance that this will not occur in the future, resulting in a loss of a significant portion of the Company's backlog with little warning.

EXPOSURE TO PROFESSIONAL LIABILITY

     In the event of a breach of a security system designed, installed, maintained, or engineered by the Company, the Company may be subject to a claim that an error or omission on the part of the Company contributed to the damages resulting from such breach, which damages could be substantial. While the Company maintains insurance covering such risk, there can be no assurance that such coverage, currently limited to $1.0 million, will be adequate or that such insurance will cover all such risks associated with the Company's services. Any such claim, even if covered by insurance, could materially and adversely affect the Company.

COMPETITION

     The security industry is highly competitive. The Company competes on a local, regional and national level with security equipment manufacturers, systems integrators, consulting firms and engineering and design firms. Many of its competitors have greater name recognition and financial resources than the Company. The Company may also face competition from potential new entrants into the security industry or increased competition from existing competitors that may attempt to develop the ability to offer the full range of services offered by the Company. The Company believes that competition is based primarily on the ability to deliver solutions that meet a client's requirements and, to a lesser extent, on price. While the Company believes its position as the only national, single-source provider of comprehensive, technology-based security solutions gives it a competitive advantage, there can be no assurance that the Company's competitors will not expand the scope of their services or that other participants in the security industry will not enter the markets served by the Company. There can be no assurance that the Company will be able to compete successfully in the future against existing or potential competitors.


OFFERING PROCEEDS TO BENEFIT AFFILIATED PARTIES



     The Company will use approximately $3.4 million, or 42.0% of the net proceeds of the Offering to the Company, to repay outstanding debentures held by certain limited partners of the Company's largest stockholder. See "Use of Proceeds" and "Certain Transactions."


CONTROL BY CURRENT STOCKHOLDERS


     Upon completion of the Offering, approximately 42.0% of the outstanding shares of the Common Stock will be owned by two limited partnerships, the general partner of which is KuwAm Corporation ("KuwAm"). Wirt D. Walker, III, the Company's Chairman, is the Managing Director of KuwAm. Accordingly, Mr. Walker, acting through these partnerships, may have the ability to control the Company's Board of Directors and, therefore, the business, policies and affairs of the Company. Such control could preclude unsolicited acquisitions of the Company and, consequently, adversely affect the market price of the Common Stock. The individual limited partners of such partnerships, including Mr. Walker, will own an additional 20.8% of the outstanding Common Stock after the Offering. See "Principal and Selling Stockholders" and "Description of Capital Stock."



MANAGEMENT'S BROAD DISCRETION IN APPLICATION OF PROCEEDS



     Approximately $2.7 million, or 33.2%, of the estimated net proceeds of the Offering to the Company have been allocated to working capital and general corporate purposes. Accordingly, the Company will have broad discretion as to the application of such proceeds. See "Use of Proceeds."


LENGTHY SALES CYCLE

     The sale of the Company's services frequently involves a substantial commitment of resources to evaluate a potential project and prepare a proposal. In addition, approval of proposals often involves a lengthy process due to clients' internal procedures and capital expenditure approval processes. Accordingly, the sales cycle associated with the Company's services is typically lengthy and subject to certain risks that are beyond the

Company's control, including risks relating to client's budgetary constraints and internal priorities or procedures.

FLUCTUATIONS IN QUARTERLY RESULTS

     The Company's quarterly results have varied significantly in the past and will likely continue to do so in the future due to a variety of factors, including the timing and nature of projects from which revenues are recognized during any particular quarter. Such fluctuations may contribute to volatility in the market price for the Common Stock. In particular, the Company has only had one profitable quarter to date. If the Company has one or more unprofitable quarters in the future, the market price for the Common Stock could be adversely affected.


NO PRIOR PUBLIC MARKET; ARBITRARY DETERMINATION OF OFFERING PRICE; POSSIBLE VOLATILITY OF PRICE



     Prior to the Offering there has been no public market for the Common Stock. Accordingly, there can be no assurance that an active or sufficiently large trading market will develop or be sustained upon completion of the Offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price of the Common Stock will be determined by negotiations among the Company and the Representatives of the Underwriters and may not be indicative of the prices that will prevail in the public market. The trading prices of the Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in the Company's operating results, material announcements by the Company, general conditions in the security industry, or other events or factors, many of which are beyond the Company's control. In addition, the stock market as a whole and individual stocks have experienced extreme price and volume fluctuations, which have often been unrelated to the performance of the related corporations. The Company's operating results in future quarters may be below the expectations of securities analysts and investors. In such event, the price of the Common Stock will likely decline, perhaps substantially. See "Underwriting."



ANTI-TAKEOVER PROVISIONS; POTENTIAL FOR PREFERRED SHARE ISSUANCE



     Certain provisions of the Company's Certificate of Incorporation and certain provisions of the Delaware General Corporation Law may make it difficult to change control of the Company and replace incumbent management. For example, the Certificate of Incorporation permits the Board of Directors, without stockholder approval, to issue additional shares of Common Stock or establish one or more classes or series of Preferred Stock having such number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as the Board of Directors may determine, which issuance of Preferred Stock may adversely affect the voting power of the holders of the Common Stock. In addition, the Company's Board of Directors has adopted a stockholder rights plan that could further discourage attempts to acquire control of the Company. See "Description of Capital Stock." The Company has also entered into employment and consulting agreements with certain officers which provide that upon the occurrence of certain events following certain changes in control of the Company, such officers may be entitled to receive two times their annual base salaries. See "Management -- Employment and Consulting Agreements." The significant ownership position of certain stockholders may also have the effect of deterring a change of control. See "Principal and Selling Stockholders."


SHARES ELIGIBLE FOR FUTURE SALE


     Sales of substantial amounts of Common Stock in the public market following the Offering, or the perception that such sales might occur, could adversely affect prevailing market prices of the Common Stock and could impair the future ability of the Company to raise capital through the sale of its equity securities. The Company is unable to make any prediction as to the effect, if any, that future sales of Common Stock or the availability of Common Stock for sale may have on the market price of the Common Stock prevailing from time to time. Subsequent to 180 days following the Offering, the limited partnerships that will own 2,322,127 shares of the Common Stock after the Offering will be able to sell their Common Stock and/or distribute it to their limited partners. Following such a distribution, the limited partners will be able to freely sell such shares. Certain existing stockholders, holding 3,413,683 shares of Common Stock, have the right to include their shares in future registrations of Common Stock and certain preferential rights that must be satisfied in connection with future financings. See "Description of Capital Stock" and "Shares Eligible for Future Sale."



NASDAQ SMALLCAP MARKET ELIGIBILITY AND MAINTENANCE; RISKS RELATING TO LOW-PRICED STOCKS



     Under the current rules regarding the listing of securities on the Nasdaq SmallCap Market, a company must have at least $4,000,000 in total assets, at least $2,000,000 in stockholders equity, and a minimum bid price of $3.00 per share, among other requirements. For continued listing, a company must maintain at least $2,000,000 in total assets, at least $1,000,000 in stockholders equity, and a minimum bid price of $1.00 per share.



     Under proposed listing criteria for the Nasdaq SmallCap Market, a company must have (a) at least $4,000,000 in net tangible assets, or $750,000 in net income in two of the last three years, or a market capitalization of at least $5,000,000, (b) public float of at least 1,000,000 shares, (c) market value of public float of at least $5,000,000, and (d) a minimum bid price of $4.00 per share, among other requirements. For continued listing under the proposed criteria, a company must maintain (a) at least $2,000,000 in net tangible assets, or $500,000 in net income in two of the last three years, or a market capitalization of at least $35,000,000, (b) public float of at least 500,000 shares, (c) market value of public float of at least $1,000,000, and (d) a minimum bid price of $1.00 per share among other requirements.



     The Common Stock is expected to be eligible for initial listing on the Nasdaq SmallCap Market under both the current and proposed rules upon the closing of the Offering. If, however, the Company should experience losses from operations, it may be unable to maintain the standards for continued listing and the Common Stock could be subject to delisting from the Nasdaq SmallCap Market. Trading, if any, in the Common Stock would thereafter be conducted in the over-the-counter market on an electronic bulletin board established for securities that do not meet the Nasdaq SmallCap Market requirements or in what are commonly referred to as the "pink sheets." As a result, purchasers in the Offering may find it more difficult to dispose of, or obtain an accurate quotation as to the price of, the Common Stock. In addition, if at any time after issuance the Common Stock is not listed on the Nasdaq SmallCap Market, and no other exclusion from the definition of a "penny stock" under the Securities Exchange Act of 1934, as amended, and regulations thereunder were available, the Common Stock may become subject to the penny stock rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally defined as investors with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase and must have received the purchaser's written consent to the transaction prior to sale. Consequently, delisting from the Nasdaq SmallCap Market, if it were to occur, could materially adversely affect the ability of broker-dealers to sell the Common Stock and the ability of purchasers in the Offering to sell their Common Stock in the secondary market.


DILUTION


     Based on an assumed public offering price of $8.50 per share, purchasers of the Common Stock offered hereby will incur an immediate and substantial dilution of $7.30 per share in net tangible book value, or 85.9%, from the initial public offering price. The Company has issued and outstanding warrants to purchase up to 1,557,962 shares of Common Stock at exercise prices ranging from $1.00 to $7.00 with a weighted average exercise price of $5.92 per share. The existence of such warrants may hinder future financings by the Company and the exercise of such warrants may further dilute the interests of all other stockholders. The possible future resale of Common Stock issuable on the exercise of such warrants could adversely affect the prevailing market price of the Common Stock. Further, the holders of warrants may exercise them at a time when the Company would otherwise be able to obtain equity capital on terms more favorable to the Company. See "Dilution."

DIVIDENDS

     The Company has never paid cash dividends on its Common Stock and does not currently intend to pay cash dividends. It is not likely that any cash dividends will be paid in the foreseeable future. See "Dividend Policy."

FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain information and trend statements that are forward-looking statements which involve risk and uncertainty, including those risks discussed in the "Prospectus Summary," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Actual results may differ materially from the results described in such forward-looking statements. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect," "intend" and other similar expressions as they relate to the Company or its market, may be forward-looking statements.

                                USE OF PROCEEDS


     The net proceeds to the Company of the Offering, after deducting expenses payable by the Company and assuming an initial public offering price of $8.50 per share, will be approximately $8.1 million ($9.4 million if the Underwriters' over-allotment option is exercised in full). The Company anticipates that it will use the net proceeds as follows:



                                                                                    APPROXIMATE
                    APPLICATION OF NET PROCEEDS                   DOLLAR AMOUNT    % OF PROCEEDS
    -----------------------------------------------------------   -------------    -------------
    Repay debentures...........................................   $3.4 million          42.0%
    Expand and upgrade management information systems..........    1.0 million          12.4
    Further develop and document command center software.......    1.0 million          12.4
    Add two regional offices...................................    0.4 million           4.8
    Working capital and general corporate purposes.............    2.3 million          28.4
                                                                  -------------       ------
         Total.................................................   $8.1 million         100.0%


The increase in working capital will enhance the Company's ability to obtain performance bonding and thus enable it to bid on larger contracts as a primary contractor. See "Business -- Marketing." The proceeds from the debentures, which bear interest at 10% per annum and mature on December 31, 2000, were used for working capital, except for $700,000 thereof which was invested in a limited partnership interest in Special Situations Investment Holdings, Ltd. ("SSIH"), the Company's largest stockholder. See "Management -- Certain Transactions" and "Principal and Selling Stockholders." The debentures to be repaid with proceeds of the Offering are held by certain limited partners of SSIH.

     Pending application of the net proceeds as described above, the Company intends to invest the net proceeds in short-term, interest-bearing securities. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock. The Company currently intends to retain any earnings to finance the growth and development of its business and does not anticipate paying cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the financial condition, capital requirements and earnings of the Company, as well as other factors the Board of Directors may deem relevant.

                                    DILUTION


     The Company's net tangible book value at March 31, 1997 was $(1,373,584) or approximately $(0.31) per share. Net tangible book value per share represents total assets, less intangible assets and total liabilities, divided by the number of shares outstanding. After giving effect to the sale of the shares of Common Stock offered by the Company hereby at an assumed initial offering price of $8.50 per share and the application by the Company of the estimated net proceeds therefrom as described in "Use of Proceeds," the net tangible book value of the Company would have been $6.6 million, or $1.20 per share of Common Stock. This represents an immediate increase in net tangible book value of $1.51 per share of Common Stock to existing stockholders and an immediate dilution in net tangible book value of $7.30 per share of Common Stock to purchasers of Common Stock in the Offering. The following table illustrates this per share dilution:



Assumed initial public offering price per share..............................             $8.50
     Net tangible book value per share before the Offering...................    (0.31)
     Increase in net tangible book value attributable to new investors.......   $ 1.51
                                                                                ------
Net tangible book value per share after the Offering.........................             $1.20
                                                                                          -----
Dilution per share to new investors..........................................             $7.30
                                                                                          =====



     The following table summarizes, as of March 31, 1997, the total shares of Common Stock purchased and the total consideration and average price per share paid by existing stockholders, and paid by the new investors purchasing the shares offered hereby, assuming an initial public offering price of $8.50 per share.



                                               SHARES PURCHASED       TOTAL CONSIDERATION
                                              -------------------    ---------------------    AVERAGE PRICE
                                               NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                                              ---------   -------    -----------   -------    -------------
Existing stockholders......................   4,434,140     80.1%    $10,741,335     53.5%        $2.42
New investors..............................   1,100,000     19.9       9,350,000     46.5          8.50
                                              ---------   -------    -----------   ------ -       -----
     Total.................................   5,534,140    100.0%    $20,091,335    100.0%        $3.63
                                              =========   =======    ===========   =======        =====


     The foregoing calculations do not give effect to the exercise of (i) outstanding warrants to purchase 1,557,962 shares of Common Stock at a weighted average exercise price of $5.92 per share outstanding at March 31, 1997, and
(ii) options to purchase an additional 500,000 shares of Common Stock available for issuance under the Company's stock option plan, none of which are outstanding.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at March 31, 1997 and as adjusted to reflect the sale by the Company of the Common Stock offered hereby, assuming an initial public offering price of $8.50 per share and after deducting the applicable underwriting discount and estimated expenses payable by the Company, and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the Company's financial statements and the notes thereto included elsewhere in this Prospectus.



                                                                           MARCH 31, 1997
                                                                    ----------------------------
                                                                       ACTUAL       AS ADJUSTED
                                                                    ------------    ------------
Current maturities of long-term debt and capital lease
  obligations....................................................   $     21,454    $     21,454
                                                                    ------------    ------------
Long-term debt and capital lease obligations, less current
  maturities(1)..................................................      3,300,548         111,048
                                                                    ------------    ------------
Stockholders' equity(2):
     Preferred Stock, par value of $0.01 per share, 5,000,000
       shares authorized; no shares issued and outstanding.......             --              --
     Common Stock, par value $0.01 per share, 20,000,000 shares authorized; 4,434,140 shares issued and outstanding;
       5,534,140 shares issued and outstanding as adjusted.......         44,341          55,341
     Additional paid-in capital..................................     10,644,197      18,765,197
     Accumulated deficit(1)......................................    (12,016,122)    (12,176,622)
                                                                    ------------    ------------
          Total stockholders' equity (deficiency)................     (1,327,584)      6,643,916
                                                                    ------------    ------------
          Total capitalization...................................   $  1,994,418    $  6,776,418
                                                                     ===========     ===========


---------------
(1) The as adjusted amount reflects the payment of $3,350,000 face value of subordinated debt. The difference between the face value and the recorded value of $3,189,500 represents $160,500 of unamortized discount, which is reflected as an adjustment to stockholders' deficiency.

(2) Does not include 1,557,962 shares issuable upon the exercise of warrants outstanding as of March 31, 1997, of which warrants to purchase 979,629 shares were exercisable as of that date.

                            SELECTED FINANCIAL DATA

     The statement of operations data set forth below for the years ended December 31, 1994, 1995 and 1996, and the balance sheet data at December 31, 1995 and 1996 are derived from, and should be read in conjunction with, the audited financial statements of the Company, and the notes thereto, included elsewhere in this Prospectus. The statements of operations data set forth below for the three months ended March 31, 1996 and 1997 and the balance sheet data at March 31, 1997 are derived from, and should be read in conjunction with, the unaudited financial statements of the Company, and the notes thereto, included elsewhere in this Prospectus. The statement of operations data for the years ended December 31, 1992 and 1993, and the balance sheet data at December 31, 1992, 1993 and 1994 are derived from audited financial statements not included in this Prospectus.

                                                                                                           THREE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                                MARCH 31,
                                  -------------------------------------------------------------------    ----------------------
                                     1992          1993          1994          1995          1996          1996         1997
                                  -----------   -----------   -----------   -----------   -----------    ---------   ----------
STATEMENT OF OPERATIONS DATA:
Earned revenues................   $ 6,775,971   $ 3,245,145   $ 2,395,254   $ 3,176,523   $ 5,824,448    $ 656,022   $3,297,899
Cost of earned revenues........     6,394,005     2,904,036     1,586,315     2,179,964     4,416,386      253,885    2,326,223
                                  -----------   -----------   -----------   -----------   -----------    ---------   ----------
    Gross profit...............       381,966       341,109       808,939       996,559     1,408,062      402,137      971,676
Selling, general and
  administrative expenses......     1,884,316     2,122,715     2,670,092     2,870,570     3,700,698      739,907      645,656
                                  -----------   -----------   -----------   -----------   -----------    ---------   ----------
    Operating income (loss)....    (1,502,350)   (1,781,606)   (1,861,153)   (1,874,011)   (2,292,636)    (337,770)     326,020
Interest and financing fees....                                   (34,181)     (101,707)     (241,716)     (21,851)    (127,276)
Interest and other income......                                     7,617       208,026        21,519        2,998        7,399
                                  -----------   -----------   -----------   -----------   -----------    ---------   ----------
    Net income (loss)..........    (1,502,350)   (1,781,606)   (1,887,717)   (1,767,692)   (2,512,833)    (356,623)     206,143
                                   ==========    ==========    ==========    ==========    ==========    =========    =========
    Net income (loss) per
      share....................   $     (1.66)  $     (0.58)  $     (0.53)  $     (0.44)  $     (0.57)   $   (0.09)  $     0.04
                                   ==========    ==========    ==========    ==========    ==========    =========    =========
    Weighted average number of
      shares outstanding.......       904,835     3,059,344     3,566,505     3,982,176     4,440,873    4,140,721    4,604,814

                                                             DECEMBER 31,
                                  -------------------------------------------------------------------          MARCH 31,
                                     1992          1993          1994          1995          1996                 1997
                                  -----------   -----------   -----------   -----------   -----------    ----------------------
BALANCE SHEET DATA:
Cash and cash equivalents......   $   232,219   $   236,979   $   265,692   $   555,345   $   609,342          $  130,741
Working capital (deficit)......       105,051       682,965       (30,676)      696,079       150,880           334,910
Total assets...................     1,298,648     1,999,391     2,033,846     3,045,942     4,567,087          6,116,761
Long-term debt, less current
  maturities...................            --        25,359         6,289       597,000     2,657,399          3,300,548
Total stockholders' equity
  (deficiency).................        42,583       702,447       315,673       554,106    (1,595,727)        (1,327,584)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is a single-source provider of comprehensive, technology-based security solutions for medium and large commercial and government facilities in the United States and abroad. The Company offers a broad range of services, including: (i) consulting and planning; (ii) engineering and design; (iii) systems integration; and (iv) maintenance and technical support.

     The Company began operations in 1987 in association with a large privately held engineering firm. As a start-up, the Company expended significant capital on the development of the Company's business and infrastructure, and it accumulated losses of approximately $2.8 million from 1987 through 1991 on aggregate revenues of approximately $17.2 million. The Company's revenues from 1990 through 1994 were generated primarily by a contract to design and integrate extensive security upgrades at three nuclear facilities for the Tennessee Valley Authority (the "TVA"). In 1992, the Company became independent from the engineering firm in conjunction with a capital infusion from a private investor group. At the same time, the Company hired new management with extensive expertise in the security industry. Since 1992, the Company has devoted a substantial amount of resources and capital to enhancing its technical capability and services offerings, hiring and training key personnel and expanding its client base. As part of this effort, the Company opened four regional offices in the United States and one international office in Moscow, Russia.

     The Company derives its revenues primarily from long-term, fixed-price contracts. Earnings are recognized based upon the Company's estimates of the cost and percentage of completion of individual contracts. Earned revenues equal the project's total contract amount multiplied by the proportion that direct project costs incurred on a project bear to estimated total project costs. Project costs include direct labor and benefits, direct material, subcontract costs, project related travel and other direct expenses.

     Clients are invoiced based upon negotiated payment terms for each individual contract. Terms usually include a 25% downpayment and the balance as stages of the work are completed. Maintenance contracts are billed either in advance, monthly, or quarterly. As a result, the Company records as an asset costs and estimated earnings in excess of billings and as a liability billings in excess of costs and estimated earnings.

RESULTS OF OPERATIONS

     The following table sets forth the percentages of earned revenues represented by certain items reflected in the Company's statements of operations.

                                                                                   THREE MONTHS
                                                                                       ENDED
                                                     YEAR ENDED DECEMBER 31,         MARCH 31,
                                                    -------------------------     ---------------
                                                    1994      1995      1996      1996      1997
                                                    -----     -----     -----     -----     -----
Earned revenues.................................    100.0%    100.0%    100.0%    100.0%    100.0%
Cost of earned revenues.........................     66.2      68.6      75.8      38.7      70.5
                                                    -----     -----     -----     -----     -----
     Gross profit...............................     33.8      31.4      24.2      61.3      29.5
Selling, general and administrative expenses....    111.5      90.4      63.5     112.8      19.6
                                                    -----     -----     -----     -----     -----
     Operating income (loss)....................    (77.7)    (59.0)    (39.3)    (51.5)      9.9
Interest and financing fees.....................     (1.4)     (3.2)     (4.2)     (3.3)     (3.9)
Interest and other income.......................      0.3       6.5       0.4       0.5       0.2
                                                    -----     -----     -----     -----     -----
     Net income (loss)..........................    (78.8)%   (55.7)%   (43.1)%   (54.3)%     6.2%
                                                    =====     =====     =====     =====     =====

THREE MONTHS ENDED MARCH 31, 1997 COMPARED WITH THREE MONTHS ENDED MARCH 31,
1996

     Revenues increased by more than 400% from $0.7 million in the three months ended March 31, 1996 to $3.3 million in the three months ended March 31, 1997. The increase was due to work completed for new clients and an increase in work completed on existing projects. Revenues from the World Trade Center project, which commenced in October 1996, were $1.9 million in the first three months of 1997. In addition, revenues from the Metropolitan Washington Airport Authority increased from $0.3 million in the first three months of 1996 to $0.7 million in the first three months of 1997. In addition, $0.1 million of revenue was recognized in the first three months of 1997 on a project for which all of the costs were accrued during 1996.

     Cost of earned revenues increased from $0.3 million in the three months ended March 31, 1996 to $2.3 million in the three months ended March 31, 1997, primarily due to the increase in revenues. Gross margin declined from 61.3% in the first three months of 1996 to 29.5% in the first three months of 1997. The reason for the decline in gross margin is that in the first three months of 1996 there was a one-time adjustment of $0.2 million to the cost of earned revenues to reflect a reduction in a subcontractor's costs upon the final closeout of the TVA project. Net of this adjustment, gross margin was 25.0% in the first three months of 1996.

     Selling, general and administrative expenses decreased by 12.7% from $0.7 million in the three months ended March 31, 1996 to $0.6 million in the three months ended March 31, 1997, due to a $0.1 million reduction in legal fees relating to certain litigation.

     Interest expense and financing fees increased 482.5% from $0.02 million in the three months ended March 31, 1996 to $0.1 million in the three months ended March 31, 1997 due to an increase in outstanding indebtedness resulting from the issuance of $2.1 million of subordinated debentures during 1996 and $700,000 of subordinated debentures during the first three months of 1997.

     Net income increased from a net loss of $0.4 million in the three months ended March 31, 1996 to net income of $0.2 million in the three months ended March 31, 1997. This increase in net income was primarily due to the significant increase in revenues while selling, general and administrative expenses remained constant.

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

     Revenues increased by 83.4% from $3.2 million in 1995 to $5.8 million in 1996. In October 1996, the Company was awarded an $8.3 million contract as part of the security upgrade at the World Trade Center. Revenues of $1.6 million were recognized from this project in 1996. Work for the Metropolitan Washington Airport Authority increased by $1.0 million from $0.2 million in 1995 to $1.2 million in 1996. Work for MCI Telecommunications Corporation increased by $0.2 million from $0.6 million in 1995 to $0.8 million in 1996.

     Cost of earned revenues increased by 102.6% from $2.2 million in 1995 to $4.4 million in 1996 primarily due to the increase in revenues. Gross margin declined from 31.4% in 1995 to 24.2% in 1996 as a result of a change in the mix of work performed. In 1996, a greater proportion of the work performed involved system integration projects, which historically have had lower margins than the other services provided by the Company. The Company believes that its gross margin will be less sensitive to changes in the mix of work performed in the future because it recently has changed its pricing strategy to yield margins on its systems integration projects consistent with its other work and has reduced its material costs through volume discounts as the Company has achieved a greater volume of sales.

     Selling, general and administrative expenses increased by 28.9% from $2.9 million in 1995 to $3.7 million in 1996. The increase was due to increases in legal fees of $0.4 million incurred in the successful defense of certain litigation, increased staffing expense of $0.3 million and increased office expenditures of $0.1 million. The increases in staffing and office expenditures were due to the Company's investment in infrastructure and capabilities to accommodate future growth in revenues.

     Interest expense and financing fees increased 137.7% from $0.1 million in 1995 to $0.2 million in 1996 as a result of the issuance of $2.1 million of 10% subordinated debentures during 1996.

     The net loss increased 42.2% from $1.8 million in 1995 to $2.5 million in 1996 as a result of lower project margins, higher selling, general and administrative expenses, increased financing fees, and proceeds from a litigation settlement of $0.2 million which was recognized in 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994

     Revenues increased by 32.6% from $2.4 million in 1994 to $3.2 million in 1995. Contract revenue from the TVA project in 1994 was $1.6 million as compared with $1.3 million in 1995. Revenue from work completed for MCI was $0.1 million in 1994 as compared with $0.6 million in 1995. In 1995, the Company also initiated and completed work on the Baltimore Correctional Intake Facility, resulting in revenue of $0.4 million during that year. The Company's first major preventive maintenance contract for Dulles Airport (Metropolitan Washington Airport Authority) was also initiated in 1995 and generated revenue of $0.3 million.

     Cost of earned revenues increased by 37.4% from $1.6 million in 1994 to $2.2 million in 1995 due primarily to the increase in revenue. Gross margin on projects declined from 33.8% in 1994 to 31.4% in 1995 as a result of a change in the mix of work performed to include a greater proportion of system integration projects in 1995.

     Selling, general and administrative expenses increased 7.5% from $2.7 million in 1994 to $2.9 million in 1995. The increase was due to an increase in staffing and office rents.

     Interest expense and financing fees increased 197.6% from $0.03 million in 1994 to $0.1 million in 1995.

     The net loss of $1.8 million represents a $0.1 million improvement from the net loss of $1.9 million in 1994 as the higher volume of work and the proceeds of a litigation settlement more than offset the impact of lower margins and higher spending for selling, general and administrative expenses and interest expense.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary sources of cash have been the proceeds from private placements of Common Stock and notes from 1992 through 1995 and of subordinated debentures and warrants during 1995 and 1996. During each of those years, the Company's operations had negative cash flows as the Company increased its marketing efforts, opened new offices and hired additional staff to support anticipated growth. The net use of cash from operations in 1994, 1995 and 1996 was $1.9 million, $1.9 million and $1.6 million, respectively.

     From 1992 through 1995, members of the KuwAm private investor group purchased an aggregate of 3.6 million shares of Common Stock at a total purchase price of $8.3 million, generating net proceeds to the Company of $8.0 million, and $0.5 million aggregate principal amount of 10% demand notes, generating an equal amount of net proceeds to the Company. The demand notes were converted in 1995 into 103,000 shares of Common Stock.

     In addition, from 1995 through March 31, 1997, members of the same investor group purchased $3.4 million aggregate principal amount of 10% subordinated debentures, together with warrants to purchase 478,580 shares of Common Stock at an exercise price of $7.00 per share, generating net proceeds to the Company of $3.2 million. In 1996, an additional $0.2 million was raised through the exercise of warrants by members of the Board of Directors.

     The Company's anticipated capital requirements include approximately $0.4 million to open two new regional offices during 1997, $1.0 million to expand and upgrade its management information systems, $1.0 million to further develop and document its command center integration software and $3.4 million to repay outstanding subordinated debentures. The Company intends to fund these requirements with its net proceeds from the Offering and other available working capital. See "Use of Proceeds."

     The Company has in the past experienced cash flow shortages. The Company believes that the net proceeds of the Offering and cash generated from future operations will enable it to meet its cash requirements for the foreseeable future and enable it to pursue its current plans for expansion.

                                    BUSINESS

GENERAL

     Securacom is a single-source provider of comprehensive technology-based security solutions for medium and large commercial and government facilities in the United States and abroad. The Company offers a broad range of services, including: (i) consulting and planning; (ii) engineering and design; (iii) systems integration; and (iv) maintenance and technical support. This full range of capabilities enables the Company to provide its clients with any combination of these services or complete turnkey solutions for complex security projects. The solutions provided by the Company include integrated security systems comprised of a command center managing one or more subsystems or components, primarily access control systems, intrusion detection systems, closed circuit television systems, critical condition monitoring systems and fire detection systems. The Company is not aware of any other company providing this comprehensive range of services on a national basis.

     The Company began operations in 1987 in association with a large privately held engineering firm. In 1992, the Company became independent from the engineering firm in conjunction with a capital infusion from a private investment group. At that time, the Company also hired new management, including its current Chief Executive Officer, who was formerly Vice President, Integrated Systems of ADT Security Systems, Inc. and has over 20 years of experience in security system engineering and design and project planning. Since 1992, the Company has devoted a substantial amount of resources and capital to enhancing its technical capability and services offerings, hiring and training key personnel and expanding its client base. As part of this effort, the Company has opened four regional offices in the United States and one international office in Moscow, Russia. The Company currently plans to open additional regional offices in Boston and Chicago in 1997.

INDUSTRY OVERVIEW

     The Company believes that the multi-billion dollar market for technology-based security solutions is growing rapidly due to the following factors: (i) many existing security systems are becoming technologically obsolete and inadequate or consist of internally incompatible subsystems, creating the need for their re-engineering, upgrading and integration; (ii) technological advancements provide the opportunity to increase the scope and cost-efficiency of many routine security tasks, such as the replacement of guards with electronic surveillance; (iii) the proliferation of computers and advanced communications systems has created a new and growing security need to prevent the misuse of proprietary information and other intellectual property; and (iv) a number of highly publicized acts of terrorism have heightened corporate and government officials' awareness of an increased need for physical safety.

     The security industry is highly fragmented and consists of a broad array of equipment manufacturers and distributors, consultants and engineers and systems integrators, each of which provides only a portion of the services required to deliver an integrated security solution. Due to the lack of single-source providers, the implementation of a medium or large scale security project has traditionally been performed by a number of different parties. A company interested in establishing or enhancing a security system typically retains a consulting firm to define objectives, analyze requirements, and prepare engineering and design specifications. The security specifications are then distributed to systems integrators to obtain proposals to implement the project. The systems integrator in turn, engages software and hardware manufacturers and installation contractors to perform the components of the project. In addition, companies seeking to implement security systems at multiple locations may have to purchase separate systems for each location from different vendors. This approach causes client frustration with project delays, cost inefficiencies, lack of vendor accountability and incompatible subsystems. In addition, the Company believes that as security systems are becoming more technologically advanced, clients are recognizing that in-house personnel lack the skills and time necessary to coordinate security projects and that outsourcing such responsibilities offers significant cost and efficiency advantages.

THE SECURACOM SOLUTION

     The Company believes that as a single-source provider of comprehensive technology-based security solutions it can expedite project completion and reduce its client's manpower requirements and aggregate project costs. The Company has the flexibility to respond to its clients' particular needs, whether the client requires only one of the services offered by the Company, various services on an ongoing basis, or a comprehensive turnkey security solution which capitalizes on all of the Company's expertise and its national network of offices.

     The continually evolving security requirements of commercial and government entities, together with rapidly advancing technology, provide numerous opportunities for the Company to assist its clients with their security needs. The services required throughout this process are generally divided into the following four phases:

                           Consulting and Planning
                            Engineering and Design
                      Maintenance and Technical Support
                             Systems Integration

A client's security requirements at any particular time may involve services in only one phase of this cycle or may necessitate a complete solution. The Company is able to begin a new client relationship during any phase; however, new relationships typically begin with a consulting or maintenance contract. The following key attributes of Securacom enable it to provide comprehensive solutions:

     Experience and Expertise. The Company has a wide range of experience, having provided security solutions to airports, hospitals, prisons, corporations, utilities, universities and government facilities. The Company's senior managers have an average of 17 years experience in security systems and related industries, and its technical and engineering employees have an average of 11 years of security industry experience. The Company applies this specialized industry expertise to effectively manage the entire security solution process.

     Network of Regional Offices. The Company's network of regional offices enables it to provide a consistently high level of service to its national clients with geographically dispersed facilities. Securacom believes that clients value the access to company personnel and timely service made possible by the close proximity of its offices. Additionally, the Company believes that the regional offices allow it to capitalize on local marketing opportunities.

     Technological Sophistication. Securacom and its personnel have expertise in the design, development and implementation of advanced security system technology. The Company emphasizes continuing education and training and recruits skilled engineers and technicians. The Company believes that its expertise enables it to offer its clients technologically advanced security solutions, which enhance system effectiveness and reduce operating costs. For example, the Company has developed its Engineered Maintenance System ("EMS"), a database system used by the Company to effectively manage a security system's components, maintenance planning and scheduling, and costs.

     Independence from Vendors. The Company has made a strategic decision not to represent any equipment manufacturer exclusively, thereby maintaining objectivity and flexibility in equipment selection. This independence allows the Company to offer solutions utilizing components that best meet its clients' needs. In addition, the Company believes that this objectivity generates trust because clients understand that equipment selection is based upon their needs and not the Company's relationship with any particular manufacturer.

     Quality Control. Securacom has implemented a company-wide system of quality control policies and procedures designed to ensure that all of its services are of consistently high quality. All engineering and design work is reviewed by senior members of the technical staff, and all work is subject to periodic review and inspection by senior management.

STRATEGY

     Securacom's objective is to become the leading provider of comprehensive, high-value-added, technology-based security solutions for medium and large commercial and government facilities in the United States and abroad. The Company's strategy is focused on the following elements:

     Maintain and Develop Long-Term Relationships. The Company focuses on pursuing and maintaining long-term client relationships. These long-term relationships allow the Company to integrate itself into the client's decision-making process by identifying solutions for new security requirements, system upgrades and other ongoing security needs. The Company believes that the demand by large commercial or governmental clients for security services is growing. Demand is generated whenever a client identifies new security requirements, requires changes in existing systems to accommodate changes in its operations and facilities, upgrades its existing systems, or needs ongoing maintenance of such systems. The Company seeks to establish long-term relationships that provide such recurring revenue opportunities and has found that clients that initially retain the Company in a limited capacity frequently engage it to provide a broader range of services as the relationship develops. For example, the Company's relationship with MCI started with an initial consulting contract at a single location and has grown into a relationship in which the Company has provided design, project management and maintenance services to over 90 MCI facilities.

     Focus on High-Value-Added Services. The Company focuses on providing services that require a high degree of technical skill and expertise, such as engineering, design and project management. The Company subcontracts services requiring lower skill levels and intermittent use of personnel for short periods, such as wire installation and basic construction. By concentrating on high-value-added services, the Company believes that it will face less competition, improve its gross margin and be in a position to leverage its resources to effectively and efficiently manage a greater number of projects.

     Capitalize on Position as a National Single-Source Provider of Security Solutions. To become a national provider of comprehensive security solutions, Securacom has expanded its capabilities and its geographic presence from two to five domestic locations since 1992. Each regional office has the capability to offer the full range of security services, either directly or by utilizing the resources of the Company's other offices. The Company's centralized financial management and design and engineering staffs support the regional operations. The Company believes that its national presence enables it to provide effective and timely service to large clients with multiple locations. The Company intends to utilize this national infrastructure to expand its client base.

     Continue to Expand Client Base in Targeted Industries. The Company intends to target several key industries and facility types that it believes have substantial and increasing requirements for security services. These include facilities for which security systems are required by regulation such as airports and nuclear power plants, as well as facilities of telecommunication and technology companies. The Company believes that the expertise it has developed in providing services to such facilities and industries will enable it to effectively compete for and service additional clients with similar requirements.

     Enhance Ability to Pursue Bidding Opportunities. Many large projects require prime contractors to furnish performance bonds in amounts that the Company has not had sufficient financial strength to obtain. As a result, the Company currently participates in such projects as a subcontractor or through joint ventures, which are generally less profitable than those in which it is the prime contractor. The proceeds of the Offering will enable the Company to obtain performance bonds necessary to pursue substantial new projects as a prime contractor.

     Maintain High Level of Technological Sophistication. Securacom maintains a high level of technological sophistication in an industry that is increasingly dependent upon advanced technology. The Company believes that it has been a leader in applying advanced technology to meet clients' needs in a cost-effective manner. The Company is developing proprietary command center integration software to effectively manage the various subsystems of a single site or the systems at multiple sites. The Company intends to maintain a high level of technical expertise in its employees by emphasizing continuing education and training and by recruiting additional highly skilled engineers and technicians.

INTEGRATED SECURITY SYSTEMS

     Integrated security systems are comprised of one or more subsystems and components that perform a variety of security functions for a facility or group of facilities under the direction of a single command center. The command center consists of a central processor, a common database and software that enable various subsystems and components to communicate with each other and integrate the subsystems and components into a single system. Subsystems and components consist primarily of the following:

     - Access control systems, which are designed to exclude unauthorized personnel from specified areas and provide access control that is typically card-activated. Entry and exit activity can be monitored or recorded and may be controlled on the basis of time and authority level.

     - Intrusion detection systems, which incorporate ultrasonic, infrared, microwave and other sensors to detect unauthorized door and window openings, glass breakage, vibration, motion and noise, and alarms and other peripheral equipment.

     - Closed circuit television systems, which monitor and record entry and exit activity or provide surveillance of designated areas. These systems can deter theft and vandalism and support other access control systems. They can be monitored either by a video recorder or by a monitoring screen.

     - Critical condition monitoring systems, which provide supervision of various systems and processes such as sprinkler systems, heating and refrigeration systems, power levels, water levels and general manufacturing processes.

     - Fire detection systems, which incorporate heat, ionization, smoke and flame sensing devices, manual pull stations, evacuation sounders and systems, sprinkler systems and elevator controls.

SERVICES

     The Company offers a full range of security services, consisting of: (i) consulting and planning; (ii) engineering and design; (iii) systems integration; and (iv) maintenance and technical support. At the beginning of each new client relationship, the Company designates one of its professional staff as the client service contact. This individual is the focal point for communications between the Company and the client and often acts as the client's project manager for all of its security needs. The Company's engagement may include one or more of the elements described below.

     Consulting and Planning. Security consulting and planning are the initial phases of determining a security solution for a project. The Company has developed a planning process that identifies all systems, policies and procedures that are required for the successful operation of a security system that will both meet a client's current needs and accommodate its projected future requirements. The Company's consulting and planning process includes the following steps:

        - Identify the client's objectives and security system requirements

        - Review the existing security system plan

        - Survey the site, including inventory of physical components and software and evaluation of client's existing infrastructure and security system

        - Identify and prioritize the client's vulnerabilities

        - Develop and evaluate system alternatives

        - Recommend a conceptual security plan design

        - Estimate the cost of implementing the conceptual plan

        - Develop a preliminary implementation schedule

     As a result of this process, the Company provides the client with a master plan for security services which recommends an effective security solution that addresses routine operating needs as well as emergency situations. The Company believes that its comprehensive planning process enables its clients to budget for their security requirements on a long-term basis, identify opportunities for cost reduction and prepare for future risks.

     Engineering and Design. The engineering and design process involves preparation of detailed project specifications and working drawings by a team of the Company's engineers, systems designers and computer-aided design system operators. These specifications and drawings detail the instrument sensitivity requirements, layout of the control center, placement of equipment and electrical requirements. Throughout the engineering and design process, the Company utilizes its expertise in advanced technologies and its understanding of its client's operational preferences to design a system that is functional, cost-effective and accommodates the client's present and future requirements. In addition, the Company attempts to incorporate its client's existing personnel, equipment and other physical resources into the system design.

     When retained as a single-source provider for turnkey security solutions, the Company also selects the system components required under the specifications and drawings it has prepared. To the extent possible, the Company uses off-the-shelf equipment to minimize the cost of developing custom equipment. The Company has made a strategic decision not to represent any equipment manufacturer exclusively, thereby maintaining objectivity and flexibility in equipment selection. The Company believes that its technical proficiency with the products of a wide range of manufacturers enables it to select components that will best meet a project's requirements.

     Systems Integration. Systems integration involves (i) equipment procurement; (ii) custom systems modeling and fabrication; (iii) facility installation; (iv) hardware, software and network integration; and (v) system validation and testing. In addition to these basic integration services, the Company provides engineering services to enhance the compatibility of the client's subsystems. The Company prepares technical documentation of the system and operations manuals and provides on-site training to client personnel.

     Under the supervision of a project manager, the Company's technicians conduct hardware installation, hardware and software integration, system validation and testing. The aspects of systems integration that do not require a high level of technical expertise, such as wire installation and basic construction, are typically performed by the Company's subcontractors.

     Maintenance and Technical Support. The Company provides maintenance and technical support services on a scheduled, on-call, or emergency basis. These services include developing and implementing maintenance programs both for security systems designed, engineered, or integrated by the Company and for existing systems.

     Maintenance services offered by the Company include its EMS, a database used by the Company to effectively manage a security system's components, maintenance planning and scheduling, and costs. The system configuration function monitors system activity and capacity, and identifies the need to reconfigure or expand the system. The system maintenance function schedules and records maintenance activity, and identifies equipment replacement and upgrading requirements.

MARKETING

     The Company's marketing activities are conducted on both national and regional levels. The Company obtains engagements through direct negotiation with clients, competitive bid processes and referrals. At the national level, the Company conducts analyses of various industries and targets those with significant potential demand for security solutions. At a regional level, under the supervision of senior management, each office develops and implements a marketing plan for its region. The plan identifies prospective clients within the region and sets forth a strategy for developing relationships with them. Each regional office works with the headquarters office in expanding relationships with existing national clients to include facilities within the region.

     The Company has identified several key industries or facility types that it believes have substantial and increasing requirements for security services, including telecommunication and technology companies, corporate complexes and industries and facilities for which security systems are required by regulation. The Company has developed expertise in the security regulations applicable to airports, pharmaceutical companies, prisons and nuclear utilities. See
"-- Clients" and "Management."

     The Company's marketing strategy emphasizes developing long-term relationships with clients so that the Company can provide additional services as the clients' security requirements evolve. The Company undertakes significant preassessment of a prospective client's needs before an initial contact is made. A long-term relationship typically begins with an engagement to provide consulting and planning or maintenance and technical support services. Consulting and planning assignments place the Company in an advantageous position, often as the client's project manager, to be engaged to implement the plan ultimately adopted by the client. Engagements for maintenance and technical support enable the Company to identify new requirements as they arise and to offer its solutions to such requirements.

     The Company employs a variety of pricing strategies for its services. Proposals for consulting services are priced based on an estimate of hours multiplied by standard rates. Systems integration engagements are priced based upon the estimated cost of the components of the engagement, including subcontractors and equipment, plus a profit margin. Pricing for engineering and maintenance services vary widely depending on the scope of the specific project and the length of engagement. All proposals are reviewed by the Company's senior management.

     Many projects require that the primary contractor obtain a performance bond in the amount of the contract. The amount of bonding that the Company is able to obtain depends upon the level of its working capital and net worth. The Company believes that its ability to compete for larger projects as a primary or independent contractor, rather than through a joint venture or subcontract arrangement, has been constrained by its inability to obtain adequate bonding. The Company believes that the proceeds of the Offering will enable it to obtain bonding of between approximately $50 million and $75 million and thus enhance its ability to bid for larger projects as a primary contractor which is generally more profitable than participation as a subcontractor or through a joint venture.

     The Company currently conducts limited international operations from its Moscow office from which it has provided services to several clients in Moscow. In April 1997, the Company signed a joint venture agreement with Ahmad N. AlBinali & Sons Co., a Saudi Arabian engineering and consulting company, to develop and conduct business in the Kingdom of Saudi Arabia. The Company is evaluating several additional opportunities to expand its international operations, which it anticipates it will initially undertake through joint ventures or partnerships with local and international companies.

CLIENTS

     During the past three years the Company has provided services to approximately 50 clients, including airports, hospitals, prisons, corporations, utilities, universities and government facilities. The Company's clients have included the following:

         AIRPORTS AND AVIATION                         CORPORATIONS
----------------------------------------    -----------------------------------
Fresno Airport                              EDS
United Airlines                             Gillette Corporation
Washington-Dulles International Airport     Hewlett-Packard Company
Washington National Airport                 Lazard Freres
Yuma International Airport                  Mary Kay Cosmetics
                                            MCI Telecommunications Corporation
                                            Mobil Corporation
                                            NationsBank
                                            US WEST
               GOVERNMENT                                  OTHER
----------------------------------------    -----------------------------------
Los Alamos National Laboratory              City of Baltimore Central
Sandia National Laboratory                  Booking and Intake Facility
Tennessee Valley Authority                  Moscow Local Telephone System
U.S. Department of Energy                   New York City's World Trade Center
U.S. Navy                                   Rostelecom
                                            Rowan County (N.C.) Prison
                                            University of Texas

     Although in some cases the Company serves as a subcontractor and does not have a direct contractual relationship with its clients, it is typically selected or approved by the client and develops a close working relationship with the client.

     During 1996, the World Trade Center, the Metropolitan Washington Airport Authority (operator of both Washington National and Washington Dulles airports), and MCI accounted for 28%, 22% and 14% of the Company's earned revenues, respectively. The loss of any of these clients could have a material adverse effect upon the Company's business, operating results and financial condition. Although these clients each accounted for a substantial portion of the Company's revenues, work performed for them was comprised of multiple projects and, in the case of MCI, was performed for multiple facilities.

COMPETITION

     The security industry is highly competitive. The Company competes on a local, regional and national basis with systems integrators, consulting firms and engineering and design firms. The Company believes that it is the only provider offering its comprehensive range of services on a national basis. As a result, the Company competes with different companies depending upon the nature of the project and the services being offered. For example, the Company has competed with Johnson Controls, Science Applications International Corporation and Sensormatic for systems integration work, and Lockwood Greene and Holmes & Narver for consulting and planning and engineering and design work. Many of its competitors have greater name recognition and financial resources than the Company. The Company's competitors also include equipment manufacturers and vendors that also provide security services. The Company may face future competition from potential new entrants into the security industry and increased competition from existing competitors that may attempt to develop the ability to offer the full range of services offered by the Company. The Company believes that competition is based primarily on the ability to deliver solutions that effectively meet a client's requirements and, to a lesser extent and primarily in competitive bid situations, on price. There can be no assurance that the Company will be able to compete successfully in the future against existing or potential competitors.

     The Company's ability to compete for larger projects as a primary contractor has been constrained by its inability to obtain adequate bonding. The Company believes that the proceeds of the Offering will substantially improve its ability to obtain bonding and thus enhance its ability to compete for larger projects. See "-- Marketing."

BACKLOG

     The Company's backlog consists of confirmed orders, including the balance of projects in process. The backlog also includes projects for which the Company has been notified it is the successful bidder even though a binding agreement has not been executed. Projects for which a binding contract has not been executed may be canceled at any time. Binding contracts may also be subject to cancellation or postponement, although cancellation generally obligates the client to pay the costs incurred by the Company. During the last two years none of the Company's contracts were canceled prior to completion. Long-term maintenance contracts may be canceled without cause. As of December 31, 1995 and 1996, the Company's backlog was approximately $1.3 million and $8.3 million, respectively. Backlog as of December 31, 1996 includes projects having a value of approximately $0.5 million for which binding contracts have not been executed and includes $1.2 million in projects that are not expected to be completed during 1997. Backlog orders as of any particular date may not be indicative of actual operating results for any fiscal period. There can be no assurance that any amount of backlog will be realized.

EMPLOYEES

     As of March 1997, the Company had 56 employees, of which 17 were based in the Company's headquarters office in New Jersey and the balance in its four regional offices and its office in Moscow. Three of the Company's employees are engaged exclusively in marketing and sales, 45 in engineering, project management and technical functions and eight in administration. Most members of senior management, project managers and technical staff devote a portion of their time to marketing activities. Approximately 57% of the Company's employees have degrees in engineering or other technical fields. None of the Company's employees are represented by a labor union, and the Company believes that its employee relations are good.

INTELLECTUAL PROPERTY

     In addition to the Engineered Maintenance System, the Company is developing command center software that permits the integration of multi-vendor security systems into a unified, integrated system. The Company intends to utilize a portion of the proceeds of the Offering to complete development and documentation of this software.

     The Company relies on a combination of various methods to establish and protect its proprietary rights. In addition, it limits access to and distribution of its proprietary information. These measures afford limited protection, and there can be no assurance that the steps the Company takes to protect its proprietary rights will be adequate to prevent misappropriation of its intellectual property or the independent development by others of similar technology.

INSURANCE

     The Company maintains in force commercial umbrella liability insurance with coverage of $10 million per occurrence and $10 million in the aggregate, with a $10,000 deductible. The Company also maintains a $1.0 million insurance policy to cover any error or omission by the Company that may result in a breach of a security system designed, installed, maintained, or engineered by the Company. There is no assurance that the amount of insurance carried by the Company would be sufficient to protect it fully in the event of a significant liability claim; however the Company believes that the amounts and coverages of its insurance are reasonable and appropriate for its business operations. There is no assurance that such insurance will continue to be available on commercially reasonable terms, and the Company may elect not to retain liability insurance at any time.

FACILITIES

     The Company's headquarters office is located in Woodcliff Lake, New Jersey, where the Company leases approximately 7,600 square feet of office space under a lease that expires in 2000. In addition, the Company leases between approximately 2,000 and 4,000 square feet of office space in each of the Atlanta, Dallas, San Francisco and Washington, D.C. metropolitan areas to support its regional operations. The Company believes that its facilities are adequate and suitable for its current operations, and that additional space is readily available if needed to support future growth.

LEGAL PROCEEDINGS

     Although the Company is a defendant in certain suits arising from the normal conduct of its business, management does not believe that the resolution of this litigation will have a material adverse effect on the Company's financial position, results of operations, or cash flows. This litigation includes SecuraComm Consulting, Inc. v. Securacom, Incorporated, pending in the U.S. District Court for the District of New Jersey (Civil No. 95-5393). In this action, filed in October 1995, plaintiff, a consulting company, seeks injunctive relief and damages for alleged confusion in the marketplace and lost business resulting from the Company's alleged infringement of plaintiff's claimed service mark. Based upon discussions with its counsel, the Company believes the claim is completely without merit and has filed counterclaims alleging that the plaintiff has infringed the Company's service mark. Trial is scheduled for September 1997.

                                   MANAGEMENT

     The directors and executive officers of the Company are:

                   NAME                      AGE                         POSITION
------------------------------------------   ---    --------------------------------------------------
Wirt D. Walker, III.......................   51     Chairman and Director
Ronald C. Thomas..........................   52     President, Chief Executive Officer and Director
Larry M. Weaver...........................   47     Executive Vice President, Chief Operating Officer
                                                      and Chief Financial Officer
Charles C. Sander.........................   48     Senior Vice President
Franklin M. Sterling......................   64     Senior Vice President
Albert A. Weinstein.......................   66     Vice President
Matthew V. Wharton........................   35     Vice President
Michael V. Toto...........................   52     Vice President
Jon W. Balakian...........................   39     Vice President
R. Michael Lagow..........................   39     Vice President
Mishal Yousef Saud Al Sabah...............   36     Director
Marvin P. Bush(1).........................   40     Director
Robert B. Smith, Jr.(1)...................   60     Director

---------------
(1) Member of Compensation Committee and Audit Committee.

     WIRT D. WALKER, III has served as a director of the Company since 1987, and as Chairman since 1992. Mr. Walker is a director and the Managing Director of KuwAm, a private investment firm founded in 1982. He has also served as Chairman of Commander Aircraft Company and Advanced Laser Graphics, Inc. since 1991.

     RONALD C. THOMAS has served as President, Chief Executive Officer and director since 1992. Prior to joining the Company, Mr. Thomas was employed for 16 years by ADT Security Systems Inc., a subsidiary of ADT Ltd., the world's largest electronic security protection company. During his tenure at ADT, he held a variety of management positions involving systems engineering and design, project planning and marketing and business unit management, and was Vice President, Integrated Systems from 1988 to 1992. Mr. Thomas is Chairman of the Standing Committee on Physical Security of the American Society for Industrial Security ("ASIS"), a member of the Board of Directors of the Closed Circuit Television Manufacturers Association, a member of the Institute of Electrical and Electronic Engineers ("IEEE"), a member of the National Society of Professional Engineers and a member of the National Fire Protection Association ("NFPA"). He is a past member of the Nuclear Standards Subcommittee of the IEEE, the Proprietary Fire Systems Subcommittee of NFPA and the Architect/Engineer Subcommittee of ASIS.

     LARRY M. WEAVER has served as Executive Vice President, Chief Operating Officer and Chief Financial Officer since June 1996. Prior to joining the Company, Mr. Weaver was employed by The Conduit and Foundation Corporation, most recently as its Chief Financial Officer from July 1995 to June 1996. Previously, Mr. Weaver was employed, from 1988 to 1995, as Group Vice President of Finance at William Bowman Associates, Inc., a residential real estate site development company, and from 1980 to 1988, as Partner and Finance Manager at Skelly and Loy, an energy and environmental consulting and engineering firm. Mr. Weaver has also served as Assistant Controller at Buell Division of Envirotech and was a Senior Accountant at Price Waterhouse.

     CHARLES C. SANDER has served as Senior Vice President for the Mid-Atlantic Region since 1993. From 1988 to 1992 Mr. Sander was president of his own aviation consulting firm which he sold to Ogden Services Corporation in 1992. From 1992 to 1993 Mr. Sander was employed as President of the Technical and Maintenance Services Division of Ogden. Prior to starting his own company, Mr. Sander had been employed since 1972 by Baltimore/Washington International Airport, where he served in a variety of positions, most recently as Deputy Chief, Airport Operations.

     FRANKLIN M. STERLING has served as Senior Vice President for the Western Region since August 1995. Prior to joining the Company, Mr. Sterling served as President of Franklin M. Sterling and Assoc., Inc., an engineering consulting firm specialized in integrated building control systems, which he founded in 1987. Previously, Mr. Sterling was employed by the Bechtel Corporation for sixteen years, most recently as a project manager for a Bechtel subsidiary, and has held positions with ITT Data Services and the RCA Corporation. Mr. Sterling presently serves as Chairman of the Airport Consultants Council Security System Standards Committee and is a member of the Federal Aviation Administration's Advisory Committee on Security System Standards. He is a senior member of the IEEE, the IEEE Control System Society, the American Society for Industrial Security, the National Fire Protection Association, the Construction Specification Institute and the National and California Societies of Professional Engineers.

     ALBERT M. WEINSTEIN has served as Vice President overseeing corporate engineering and design since 1989. Prior to joining the Company, Mr. Weinstein was Vice President and General Manager of the Electronic Security Systems Division of Stoller Company, a nuclear consulting company, for 17 years.

     MATTHEW V. WHARTON has served as Vice President for the Southwest Region since 1994. From 1993 to 1994 he served as Manager of Consulting Engineering for the Company. Prior to joining the Company, Mr. Wharton worked from 1992 to 1993 as Director of Sales and Marketing for Integrated Security Control Systems, a California security company.

     MICHAEL V. TOTO has served as Vice President for the Northeast Region since 1994. Prior to joining the Company, Mr. Toto served as a communications engineer with ADT Security Systems, Inc. for two years.

     JON W. BALAKIAN has served as Vice President for the Southeast Region since 1996. Prior to joining the Company, Mr. Balakian was a senior manager of the national physical security program for MCI Telecommunications since 1990.

     R. MICHAEL LAGOW has served as Vice President for Business Development since August 1993. Prior to joining the Company, Mr. Lagow was employed as National Sales Manager of Control Systems International, a security systems company, since 1991.

     MISHAL YOUSEF SAUD AL SABAH has served as a director of the Company since 1987. Since 1982, Mr. Al Sabah has been the Chairman of the Board of Directors of KuwAm. He has also served as a director of Advanced Laser Graphics, Inc. and Commander Aircraft Company since 1991.

     MARVIN P. BUSH has served as a director of the Company since 1993. Mr. Bush is a director of the Winston Partners Group, Inc., a private investment firm he founded in 1994, and has been a member of the Board of Directors of Kerrco Inc., an oil and gas company, since 1989. Prior to founding the Winston Group, Mr. Bush was a partner at John Stewart Darrell & Company, an investment advisory firm, and was employed by Shearson Lehman Brothers as a Vice President/Financial Consultant.

     ROBERT B. SMITH, JR. has served as a director of the Company since 1995. Mr. Smith has been a private investor since 1984, and has been a director of Sunshine Mining Company, a New York Stock Exchange listed silver mining company, since 1993. He has been a trustee for the Dalkon Shield Claimants Trust, a public interest trust created to compensate those damaged by the Dalkon Shield, since 1989. Mr. Smith was formerly Chief Counsel and Staff Director of the Senate Government Operations Committee.

     The Company's Certificate of Incorporation and By-Laws provide that members of the Company's Board of Directors are elected annually and hold office until their successors are elected.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has established a Compensation Committee and an Audit Committee. The Compensation Committee reviews on behalf of, and makes recommendations to, the Board of Directors with respect to the compensation of executive officers and administers the Company's option plans and makes recommendations to the Board of Directors with respect to the plans and the grant of options to persons eligible under the plans. The Audit Committee's functions include recommending to the Board of Directors the engagement of the Company's independent public accountants, reviewing with such accountants the plans for and the results and scope of their auditing engagement and certain other matters relating to their services provided to the Company, including the independence of such accountants.

DIRECTOR COMPENSATION

     All members of the Board of Directors, including the Company's officers who are also Board members, receive a fee of $10,000 per year. In addition, each director is granted options annually to purchase 15,000 shares of Common Stock at an exercise price equal to the fair market value of such stock on the date of grant, which vest in annual increments of one-third. All directors are reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors or committees thereof and for other expenses incurred in their capacities as directors.

EMPLOYMENT AND CONSULTING AGREEMENTS

     The Company has entered into employment agreements with Messrs. Thomas and Weaver, to serve in their respective current positions until March 31, 2002 and 2000, respectively, at annual base salaries of $165,000 and $125,000, respectively. Both agreements provide for annual bonuses, periodic salary increases and grants of stock options in the sole discretion of the Board of Directors. In the event either executive's employment is terminated without cause, he is entitled to continue to receive the salary and certain other benefits provided for in such agreement for the remainder of its term. If such termination occurs following a "change in control" of the Company, he is entitled to receive an additional payment equal to two times his annual base salary in effect at the time of such change in control. For purposes of the employment agreements, a change in control occurs upon certain changes in the stock ownership of the Company or upon certain changes in the membership of the Board of Directors of the Company. A termination following a change in control of the Company includes certain reductions of the executive's duties and responsibilities, reductions in the salary paid to the executive, changes in the location of the executive's office or a failure by the Company to obtain the written assumption of the employment agreements by any successor of the Company. The Company has also entered into a consulting agreement with Mr. Walker, to provide strategic and corporate development services through March 31, 2002 for an annual fee of $140,000. The consulting agreement also contains provisions parallel to those of the executive employment agreements.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned in the year ended December 31, 1996 by the Chief Executive Officer and each of the most highly compensated executive officers whose individual remuneration exceeded $100,000 for the fiscal year (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                         ANNUAL COMPENSATION
                                                 -----------------------------------
                                                                           OTHER
              NAME AND PRINCIPAL                                           ANNUAL         ALL OTHER
                   POSITION                       SALARY     BONUSES    COMPENSATION     COMPENSATION
----------------------------------------------   --------    -------    ------------     ------------
Ronald C. Thomas..............................   $136,078    $35,000      $ 10,000(1)      $ 28,000(2)
     President and CEO
Charles C. Sander.............................   $131,090    $25,000      $ 10,000(1)      $     --
     Senior Vice President

---------------
(1) Consists of director fees.

(2) In May 1996 Mr. Thomas acquired 53,320 shares of Common Stock upon the exercise of options, for which the Company waived the exercise price of $0.53 per share. This amount equals the aggregate exercise price of such options.

                       OPTION GRANTS IN FISCAL YEAR 1996


                                                                                                  POTENTIAL
                                                     INDIVIDUAL GRANTS                           REALIZABLE
                                   ------------------------------------------------------     VALUE AT ASSUMED
                                                  PERCENT OF                                   ANNUAL RATES OF
                                   NUMBER OF    TOTAL OPTIONS                                    STOCK PRICE
                                    SHARES        GRANTED TO                                  APPRECIATION FOR
                                   UNDERLYING     EMPLOYEES       EXERCISE                     OPTION TERM(1)
                                    OPTIONS     IN FISCAL YEAR      PRICE      EXPIRATION    -------------------
              NAME                  GRANTED          1996         PER SHARE       DATE         5%         10%
--------------------------------   ---------    --------------    ---------    ----------    -------    --------
Ronald C. Thomas................     25,000           7.9           $7.00        2/5/99      $70,995    $107,838
Charles C. Sander...............     25,000           7.9           $7.00        2/5/99      $70,995    $107,838


---------------

(1) Based upon an estimated initial public offering price of $8.50 per share and on annual appreciation of such value, through the expiration date of such options, at the stated rates. These amounts represent assumed rates of appreciation only and may not necessarily be achieved. Actual gains, if any, depend on the future performance of the Common Stock, as well as the continued employment of the Named Executive Officers for the full term of the options.


                      AGGREGATED OPTION EXERCISES IN 1996
                   AND OPTION VALUES AS OF DECEMBER 31, 1996


                                                               NUMBER OF                  VALUE OF UNEXERCISED
                             NUMBER OF                   UNDERLYING UNEXERCISED               IN-THE-MONEY
                              SHARES                      WARRANTS/OPTIONS AT             WARRANTS/OPTIONS AT
                             ACQUIRED                      DECEMBER 31, 1996              DECEMBER 31, 1996(1)
                                ON         VALUE      ----------------------------    ----------------------------
           NAME              EXERCISE     REALIZED    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
--------------------------   ---------    --------    -----------    -------------    -----------    -------------
Ronald C. Thomas..........     53,320     $533,200      159,382          25,000       $ 1,195,365       $37,500
Charles C. Sander.........         --           --       58,333          41,667       $   204,166       $95,835


---------------

(1) Represents an amount equal to the difference between an estimated initial public offering price of $8.50 per share of the Company's Common Stock minus the option exercise price, multiplied by the number of unexercised options at December 31, 1996.

1997 STOCK OPTION PLAN

     The Company has reserved 500,000 shares of Common Stock for issuance upon the exercise of options under its 1997 Stock Option Plan (the "Stock Option Plan").

     The Stock Option Plan provides for the granting to eligible participants of options to purchase Common Stock of two types: those that qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and those that do not qualify as incentive stock options, or "non-qualified options." Key employees, officers, directors and consultants of the Company are eligible to participate in the Stock Option Plan. The Stock Option Plan is administered by the Board of Directors, which determines the persons who are to receive options, the terms and number of shares subject to each option and whether the option is an incentive stock option or a non-qualified option.

     Incentive stock options and non-qualified options may not be granted at a purchase price less than the fair market value of the Common Stock on the date of the grant or, for an incentive stock option granted to a person holding more than 10% of the Company's voting stock, at less than 110% of fair market value. Aside from the maximum number of shares of Common Stock reserved under the Stock Option Plan, there is no minimum or maximum number of shares that may be subject to options. However, the aggregate fair market value of the stock subject to incentive stock options granted to any optionee that are exercisable for the first time by an optionee during any calendar year may not exceed $100,000. Options generally expire three months after the optionee is no longer an employee of the Company. Options may not be transferred other than by will or the laws of descent and distribution, and during the lifetime of an optionee may be exercised only by the optionee. The term of each option, which is fixed by the Board of Directors at the time of grant, may not exceed ten years from the date the option is granted (except that according to Section 422(a) of the Code an incentive stock option granted to a person holding more than 10% of the Company's voting stock may be exercisable only for five years).

     As of March 31, 1997, the Company had granted no options under the Stock Option Plan.

                              CERTAIN TRANSACTIONS


     The following information relates to certain transactions since January 1, 1994 in which executive officers, directors, stockholders and other related persons had an interest. All of such transactions were on terms that the Company believes were no less favorable to the Company than could have been obtained from unaffiliated third parties, and such transactions were approved by the independent members of the Board of Directors who did not have an interest in such transactions.


     In 1996, the Company purchased a 114B aircraft from Commander Aircraft Company ("Commander") for $335,000, the list price of the aircraft, which is the price at which Commander typically sells to retail customers. KuwAm is the general partner of two stockholders of the Company that currently own in the aggregate approximately 59% of the outstanding common stock of Commander, and Wirt Walker, III, the Chairman of the Company, is the Chairman of Commander and the Managing Director of KuwAm.

     During the years 1993 through 1996, the Company paid investment banking fees to KuwAm of 5% of the capital raised from the private sale of Common Stock and subordinated debentures to SSIH and affiliated entities. The Company paid approximately $79,000, $77,000, $103,000 and $35,000 of investment banking fees under the agreements during 1994, 1995, 1996 and 1997 respectively, which have been recorded as a reduction of proceeds from sales of equity securities and interest and financing fees for sales of subordinated debentures.

     From time to time, the Company has issued securities to certain of its officers and directors in private transactions. During 1994, the Company sold an aggregate of 316,000 shares of Common Stock to SSIH and certain of its limited partners at a purchase price of $5.00 per share. Also during 1994, the Company issued promissory notes having an aggregate principal amount of $515,000 to SSIH for an equal amount of cash proceeds. The notes, which bore interest at an annual rate of 10% per year, were converted into 103,000 shares of Common Stock in June 1995. In 1995, the Company issued an aggregate of 247,500 shares of Common Stock to KuwAm, SSIH, Special Situations Investment Holdings, L.P. II ("SSIH II") and certain of their limited partners at a purchase price of $5.00 per share and an aggregate of 35,294 shares to such entities and persons at a purchase price of $8.50 per share. In March 1996, KuwAm, Fifth Floor Company for General Trading and Contracting, a stockholder of the Company, and Mr. Walker acquired 53,320, 186,620 and 133,300 shares of Common Stock, respectively, upon exercise of previously outstanding warrants at an exercise price of $0.53 per share. In May 1996, Ronald C. Thomas acquired 53,320 shares of Common Stock upon the exercise of options, for which the Company waived the $0.53 per share exercise price, and Marvin P. Bush, through Andrews-Bush, Inc., of which he is president, acquired 53,897 shares of Common Stock upon exercise of previously outstanding warrants at an exercise price of $0.52 per share.

     The Company borrowed $75,000 from SSIH II in September 1995 and $125,000 from KuwAm in October 1995 evidenced by 10% demand notes that were repaid in 1996.

     During 1995, 1996 and 1997 the Company sold $3.4 million aggregate principal amount of subordinated debentures (the "Debentures") together with warrants to purchase 478,580 shares of Common Stock at an exercise price of $7.00 per share to certain limited partners of SSIH. The net proceeds from the sale of the Debentures, after deduction of the 5% investment banking fee payable to KuwAm and other expenses, were $3.2 million. The Debentures, all of which will be repaid with proceeds from the Offering, bear interest at 10% per annum and provide for repayment of the principal as follows: $837,500 on December 31, 1998, $837,500 on December 31, 1999 and the balance on December 31, 2000.

     Between January 1 and March 10, 1997, an aggregate of $700,000 of the proceeds from the Debentures was invested in limited partnership interests of SSIH. At the end of each year, the Company has the option of requiring SSIH to redeem the limited partnership interests at their then fair market value less a liquidation fee of up to 1%. The proceeds of such redemption are payable, at SSIH's option, in cash or portfolio securities of SSIH. Because the assets of SSIH include both publicly traded and privately held securities, the value of the SSIH portfolio may be materially different than the cost of the Company's investment. KuwAm, of which Mr. Walker is the Managing Director and Mr. Al Sabah is Chairman, is the general partner of SSIH. Under the terms of the limited partnership subscription agreement, KuwAm received 3% of the amount of the

Company's investment as reimbursement for accounting, legal and administrative expenses related to the organization and operation of the partnership. In addition, pursuant to SSIH's limited partnership agreement, KuwAm receives (i) an annual administration fee equal to 2% of SSIH's assets and (ii) an annual capital appreciation fee equal to 10% of the increase in the value of SSIH's assets in each year. The Company does not intend to make such investments in related parties in the future.


     All future material affiliated transactions and loans will be made or entered into on terms that are no less favorable to the Company than those that can be obtained from unaffiliated third parties, and all future material affiliated transactions and loans, and any forgiveness of loans, must be approved by a majority of the independent outside members of the Board of Directors who do not have an interest in the transaction.


                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Common Stock as of the date hereof, and as adjusted to reflect the sale of the shares offered hereby, by (i) each person who is known by the Company to be the beneficial owner of 5% or more of the outstanding Common Stock, (ii) each director, (iii) each named executive officer and (iv) all directors and executive officers as a group. The Company believes that the individuals listed below each have sole voting and investment power with respect to such shares, except as otherwise indicated in the footnotes to the table. Unless otherwise indicated below, the business address of each person listed is: c/o Securacom, Incorporated, 50 Tice Boulevard, Woodcliff Lake, New Jersey 07675.


                                              SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                                  OWNED PRIOR                             OWNED AFTER
                                                 TO OFFERING(1)       SHARES TO BE        OFFERING(1)
             NAME AND ADDRESS                 --------------------      SOLD IN       --------------------
            OF BENEFICIAL OWNER                NUMBER      PERCENT      OFFERING       NUMBER      PERCENT
-------------------------------------------   ---------    -------    ------------    ---------    -------
KuwAm Corporation..........................   2,622,127      59.1%            --      2,322,127      42.0%
     2600 Virginia Avenue, N.W.
     Washington, DC 20037(2)
Special Situation Investment Holdings,
  Ltd. ....................................   2,464,333      55.6%       300,000      2,164,333      39.1%
     c/o KuwAm Corporation
     2600 Virginia Avenue, N.W.
     Washington, D.C. 20037(2)
Special Situation Investment Holdings, L.P.
  II.......................................     157,794       3.6%            --        157,794       2.9%
     c/o KuwAm Corporation
     2600 Virginia Avenue, N.W.
     Washington, DC. 20037(2)
Fifth Floor Company for General Trading and
  Contracting..............................     366,707       8.3%            --        366,707       6.6%
Wirt D. Walker, III(2)(3)..................   2,941,822      66.2%            --      2,641,822      47.7%
Ronald C. Thomas...........................     246,035       5.3%            --        246,035       4.3%
Marvin P. Bush(4)..........................      62,230       1.4%            --         62,230       1.1%
Mishal Yousef Saud Al Sabah(2)(5)..........   3,000,227      67.5%            --      2,700,227      48.7%
Franklin M. Sterling.......................      63,333       1.4%            --         63,333       1.1%
Charles C. Sander..........................      75,000       1.7%            --         75,000       1.3%
Larry M. Weaver............................          --      *                --             --      *
Robert B. Smith, Jr........................      16,667      *                --         16,667      *
All officers and directors as a group (8
  persons).................................   3,783,187      79.5%            --      3,483,187      59.5%


---------------
 * Represents beneficial ownership of less than one percent of the outstanding Common Stock.

(1) Beneficial ownership is determined in accordance with the rules of the Commission, and includes voting power and investment power with respect to shares. Shares issuable upon the exercise of outstanding stock options that are currently exercisable or become exercisable within 60 days from the date hereof are considered outstanding for the purpose of calculating the percentage of Common Stock owned by such person but not for the purpose of calculating the percentage of Common Stock owned by any other person. The number of stock options that are exercisable within 60 days of the date hereof is as follows: Mr. Walker, 8,333; Mr. Thomas, 167,715; Mr. Bush, 8,333; Mr. Smith, 16,667; Mr. Al Sabah, 8,333; Mr. Sterling, 38,333; and Mr.
    Sander, 75,000.


(2) KuwAm is the general partner of SSIH and SSIH II. The stockholders of KuwAm include Wirt D. Walker, III and Mishal Yousef Saud Al Sabah. Mr. Walker is also the Managing Director and Mr. Al Sabah is the Chairman of KuwAm. Shares beneficially owned by KuwAm consist of 2,464,333 shares held by SSIH (2,164,333 shares after the Offering) and 157,794 shares held by SSIH II.



(3) Consists of 2,464,333 shares held by SSIH (2,164,333 shares after the Offering), 157,794 shares held by SSIH II, 248,302 shares held by Mr. Walker, 13,060 shares held by Mr. Walker's son, 50,000 shares held by a trust for the benefit of Mr. Walker's son and options to purchase 8,333 shares held by Mr. Walker.


(4) Consists of 53,897 shares held by Andrews-Bush, Inc., and options to purchase 8,333 shares held by Mr. Bush.


(5) Consists of 2,464,333 shares held by SSIH (2,164,333 shares after the Offering), 157,794 shares held by SSIH II, 366,707 shares held by Fifth Floor Company for General Trading and Contracting, of which Mr. Al Sabah is Chairman, 3,060 shares held by Mr. Al Sabah's son and options to purchase 8,333 shares held by Mr. Al Sabah.


                          DESCRIPTION OF CAPITAL STOCK


     Upon consummation of the Offering, the authorized capital stock of the Company will consist of 20,000,000 shares of Common Stock, $0.01 par value per share, of which 5,534,140 shares will be issued and outstanding, and 5,000,000 shares of Preferred Stock, $0.01 par value per share, none of which will be issued and outstanding.


COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders. There is no cumulative voting with respect to the election of Directors, with the result that the holders of a majority of the shares of Common Stock voting for the election of Directors can elect all of the Directors then up for election. The holders of Common Stock are entitled to receive dividends when, as, and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive, or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors is authorized, without further approval or action by the stockholders, to issue shares of Preferred Stock in one or more series and to determine the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and number of shares constituting any series of Preferred Stock or the designation of such series.

     The rights of the holders of Common Stock will generally be subject to the prior rights of the holders of any outstanding shares of Preferred Stock with respect to dividends, liquidation preferences and other matters.

Among other things, the Preferred Stock could be issued by the Company to raise capital or finance acquisitions. The Preferred Stock could have certain anti-takeover effects under certain circumstances. The issuance of shares of Preferred Stock could enable the Board of Directors to render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, or other business combination transaction directed at the Company by, among other things, placing shares of Preferred Stock with investors who might align themselves with the Board of Directors, issuing new shares to dilute stock ownership of a person or entity seeking control of the Company, or creating a class or series of Preferred Stock with class voting rights.

     The Company has no current plans to issue any shares of its Preferred
Stock.


     The Board of Directors may, without shareholder approval, issue preferred stock with voting or conversion rights that may adversely affect the voting power of the holders of the Common Stock. Any such issuance must be approved by a majority of the independent and disinterested directors.


DELAWARE ANTI-TAKEOVER LAW

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in certain business combinations with a person or affiliate or associate of such person who is an "interested stockholder" for a period of three years from the date such person became an interested stockholder unless: (i) the transaction resulting in the acquiring person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by directors who are also officers, and excluding certain employee stock option plans); and (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least two-thirds of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Except as otherwise specified in Section 203, an "interested stockholder" is defined as (a) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, (b) any person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, or (c) the affiliates and associates of any such person. By restricting the ability of the Company to engage in business combinations with an interested person, the application of Section 203 to the Company may provide a barrier to hostile or unwanted takeovers. Under Delaware law, the Company could have opted out of
Section 203 but elected to be subject to its provisions.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS

     Requirements for Advance Notification of Stockholder Nomination and Proposals. The Company's By-Laws require 60 to 90 days' notice to the Company with regard to stockholder proposals and the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors. Such notice must provide specified information, including information regarding the ownership of Common Stock by the person giving the notice, information regarding the proposal or the nominees and information regarding the interest of the proponent in the proposal or the nominations.

     Special Meetings of Stockholders; Actions by Written Consent. The Company's Certificate of Incorporation and By-Laws provide that special meetings of stockholders of the Company may only be called by the Chairman of the Board, the President, or a majority of the then authorized number of Directors. This provision precludes stockholders from calling a special meeting and taking actions opposed by the Board of Directors. The Certificate of Incorporation also provides that stockholder action cannot be taken by written consent in lieu of a meeting.

     Limitation of Director Liability. The Company's Certificate of Incorporation limits the liability of Directors to the Company and its stockholders to the fullest extent permitted by Delaware law. Specifically, under current Delaware law, a director will not be personally liable for monetary damages for breach of the director's fiduciary duty as a director, except liability (i) for a breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for liability arising under Section 174 of the Delaware General Corporation Law (relating to the declaration of dividends and purchase or redemption of shares in violation of the Delaware General Corporation Law), or
(iv) for any transaction from which the director derived an improper personal benefit. The inclusion of this provision in the Company's Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care.

     Supermajority Provisions. The Company's Certificate of Incorporation provides that the vote of the Board of Directors or the affirmative vote of at least two-thirds of the then outstanding shares of capital stock entitled to vote generally in the election of Directors, voting as a single class, is required to amend, repeal, or alter any of the Company's By-Laws or the foregoing provisions contained in the Company's Certificate of Incorporation.

RIGHTS PLAN

     Prior to the consummation of the Offering, there will be a dividend distribution of one right (a "Right") for each outstanding share of Common Stock of the Company to stockholders of record at the close of business on the date that the Offering is completed (the "Record Date"). The Board of Directors will further authorize the issuance of one right for each share of Common Stock that shall become outstanding between the Record Date and the earlier of the Final Expiration Date (as defined herein) and the date the Rights are redeemed. Except as described below, each Right, when exercisable, entitles the registered holder thereof to purchase from the Company one one-thousandth of a share of Special Preferred Stock, par value $0.01 per share (the "Special Preferred Shares"), at a price of $80.00 (the "Purchase Price"), subject to adjustment. Therefore, the dividend will have no significant initial value and no significant impact on the financial statements of the Company. The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement") between the Company and American Securities Transfer & Trust, Inc., as Rights Agent. A copy of a form of the Rights Agreement has been filed with the Commission as an exhibit to the registration statement of which this Prospectus is a part. This summary of certain provisions of the Rights Agreement and the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

     Initially, the Rights will be evidenced by Common Stock certificates representing shares then outstanding, and no separate certificates evidencing the Rights will be distributed. Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons, with certain limited exceptions (an "Acquiring Person"), has acquired, or obtained the right to acquire, beneficial ownership of capital stock of the Company representing 15% or more of the voting power of the Company (the "Shares Acquisition Date") or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to the time that any person becomes an Acquiring Person) following the commencement of (or a public announcement of an intention to make) a tender or exchange offer if, upon consummation thereof, such person or group would be the beneficial owner of capital stock of the Company representing 15% or more of the voting power of the Company (such date being called the "Distribution Date"), the Rights will be evidenced by the Common Stock certificates and not by separate certificates.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with, and only with, the Common Stock. Until the Distribution Date (or earlier redemption, expiration, or termination of the Rights), the transfer of any Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date, and will expire upon the earliest of (i) the close of business on the tenth anniversary of the date of the Rights Agreement (the "Final Expiration Date"), (ii) the redemption of the Rights by the Company as described below, or (iii) the exchange of all Rights for Special Preferred Shares as described below.

     A person will not become an Acquiring Person under the Rights Agreement if such person is the Company or an affiliate of the Company or obtained 15% or more of the voting power of the Company through (i) an issuance of Common Stock by the Company directly to such person (for example, in a private placement or an acquisition by the Company in which Common Stock is used as consideration) or
(ii) a repurchase by the Company of Common Stock.

     In the event that any person or group becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right.

     In the event that, at any time following a Shares Acquisition Date, the Company is acquired by the Acquiring Person in a merger or other business combination transaction or 50% or more of the Company's assets or earning power are sold to the Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, common stock of the acquiring or surviving company having a value equal to two times the exercise price of the Right.

     Notwithstanding the foregoing, following the occurrence of any of the events set forth in the preceding two paragraphs (the "Triggering Events"), any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will immediately become null and void.

     The Purchase Price payable, the number of Special Preferred Shares, shares of Common Stock or other securities or property issuable upon exercise of the Rights and the number of Rights outstanding, are subject to adjustment from time to time to prevent dilution, among other circumstances, in the event of a stock dividend on, or a subdivision, split, reverse split, combination, consolidation or reclassification of, the Special Preferred Shares or the Common Stock.

     With certain exceptions, no adjustment to the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% to the Purchase Price. Upon the exercise of a Right, the Company will not be required to issue fractional Special Preferred Shares or fractional shares of Common Stock (other than fractions in multiples of one one-hundredth of a Special Preferred Share) and, in lieu thereof, an adjustment in cash may be made based on the market price of the Special Preferred Shares or Common Stock on the last trading date prior to the date of exercise.

     At any time after a person or group becomes an Acquiring Person and prior to the acquisition by such person or group of capital stock of the Company representing 50% or more of the voting power of the Company, the Board of Directors may exchange the Rights (other than Rights owned by such person or group, which will become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

     At any time after the date of the Rights Agreement until the earlier of the time that a person becomes an Acquiring Person or the Final Expiration Date, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"), which may (at the option of the Company) be paid in cash, shares of Common Stock, or other consideration deemed appropriate by the Board of Directors. Upon the effectiveness of any action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The provisions of the Rights Agreement may be amended by the Company, except that any amendment adopted after the time that a person becomes an Acquiring Person may not adversely affect the interests of holders of Rights.

     Upon consummation of the Offering, each outstanding share of Common Stock will receive one Right.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired by the Acquiring Person. Under certain circumstances the Rights beneficially owned by such a person or group may become void. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because, if the Rights would become exercisable as a result of such merger or business combination, the Board of Directors may, at its option, at any time prior to the time that any person or entity becomes an Acquiring Person, redeem all (but not less than all) of the then outstanding Rights at the Redemption Price.

CERTAIN AGREEMENTS WITH STOCKHOLDERS


     The Company and certain stockholders who will hold 3,897,251 shares of Common Stock following the offering are parties to stock purchase agreements which give them certain rights of refusal, "tagalong" rights and registration rights. The rights of refusal give the stockholders certain first rights to purchase securities of the Company that the Company proposes to issue and sell. The tagalong rights require a stockholder who proposes to sell a majority of the shares of capital stock of the Company to arrange for the purchase of all the remaining shares of the Company's capital stock held by the remaining shareholders at a price and on terms as favorable as those applicable to the sale of the offeror's shares. For a description of the registration rights, see "Shares Eligible for Future Sale."


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Securities Transfer & Trust, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this Offering, there has been no public market for the Common Stock. Sales of substantial amounts of shares of Common Stock in the public market could adversely affect market prices of the shares and make it more difficult for the Company to sell equity securities in the future at a time and price that it deems appropriate.


     The 1,400,000 shares sold in this Offering (1,610,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for shares purchased by "affiliates" of the Company, which will be subject to the resale limitations of Rule 144 under the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person who, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such issuer, and generally includes members of the Board of Directors and senior management. The remaining 4,134,140 shares of Common Stock that will be outstanding immediately following this Offering (the "Restricted Shares") were shares issued in private transactions.



     The Restricted Shares, together with 1,557,962 shares of Common Stock that may be acquired upon exercise of presently outstanding options and warrants, may not be sold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, such as the exemption provided by Rule 144. The Restricted Shares held by current stockholders will become eligible for sale, subject to the restrictions of Rule 144, commencing in 90 days following completion of the Offering. In general, Rule 144 allows a stockholder (including persons who may be deemed "affiliates" of the Company under Rule 144) who has beneficially owned Restricted Shares for at least one year to sell a number of shares within any three-month period that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 55,341 shares after giving effect to this Offering); or
(ii) the average weekly trading volume in the Common Stock during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner and notice of sale and the availability of public information concerning the Company. A stockholder who is not an "affiliate" of the Company at any time during the 90 days immediately preceding a sale, and who has beneficially owned his or her shares for at least two years as computed under Rule 144, is entitled to sell such shares under Rule 144 without regard to the volume and manner of sale limitations described above.

     The Company and its Directors, officers and certain stockholders have agreed not to offer, sell or otherwise dispose of any of their Restricted Shares for a period of 180 days after the date of this Prospectus without prior written consent of Hanifen, Imhoff Inc. See "Underwriting."


     Upon completion of the Offering, certain holders will have "piggyback" registration rights with respect to 3,413,683 shares of Common Stock held by them or issuable to them, which rights allow them to require the Company, subject to certain conditions, to include their shares in certain future registration statements filed by the Company. In addition, the Company intends to file a registration statement covering 500,000 shares of Common Stock reserved for issuance under the Company's stock option plans.


                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting Agreement, dated as of the date of this Prospectus, each of the underwriters of this Offering (the "Underwriters") for whom Hanifen, Imhoff Inc. ("Hanifen") and Scott & Stringfellow, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase the aggregate number of shares of Common Stock set forth opposite their respective names below:


                                                                             NUMBER
                                  UNDERWRITERS                              OF SHARES
        -----------------------------------------------------------------   ---------
        Hanifen, Imhoff Inc. ............................................
        Scott & Stringfellow, Inc. ......................................

                                                                            ---------
             Total.......................................................   1,400,000
                                                                             ========


     The Underwriting Agreement provides that the obligations of the Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain conditions and that if any shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement all shares of Common Stock agreed to be purchased by the Underwriters must so be purchased.

     The Company has been advised that the Underwriters propose to offer shares of Common Stock offered hereby to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the Underwriters) at such public offering price less a
concession not to exceed $     per share. The Underwriters or such selected
dealers may reallow a concession to certain other dealers not to exceed
$     per share. The Representatives have advised the Company that they do not expect the Underwriters to make sales to accounts over which any Underwriters exercise discretionary authority.


     The Company and the Selling Stockholder have granted to the Underwriters an option to purchase up to an additional 210,000 shares of Common Stock at the initial public offering price, less the same underwriting discount as set forth on the cover of this Prospectus, solely to cover over-allotments. The option may be exercised at any time up to 30 days after the date of this Prospectus. To the extent the Underwriters exercise such option, each such Underwriter will be committed, subject to certain conditions to purchase a number of option shares proportionate to such Underwriters initial commitment.


     The Representatives will receive stock purchase warrants to purchase an aggregate of 116,667 shares of Common Stock with an exercise price equal to 120% of the initial public offering price set forth on the cover page of this Prospectus. The warrants issued to the Representatives may be exercised only during the period beginning one year from the date of this Prospectus and continuing for two years thereafter.


     The Company, its directors and executive officers and certain security holders of the Company have agreed that they will not offer to sell, sell or otherwise dispose of any shares of Common Stock not sold in this offering for a period of 180 days from the date of this Prospectus without the prior written consent of Hanifen, on behalf of the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect of such liabilities. The Company has agreed to pay up to $75,000 to Hanifen for expenses, $50,000 of which has already been paid.

     Of the shares of Common Stock offered hereby, up to 200,000 have been reserved (the "Reserved Shares") for sale to stockholders, directors, officers and employees of the Company. The Reserved Shares will be sold at a price per share equal to the public offering price.

     Prior to this offering, there has been no public market for the Company's Common Stock. The initial public offering price for the Common Stock was determined by negotiations among the Company and the Representatives. The factors considered by the Representatives in determining the initial public offering price include the history of and prospects for the industry in which the Company competes, the ability of the Company's management, the proprietary interests of the Company in its products, the past and present operations of the Company, the historical results of the Company, the prospects for future earnings of the Company, the general condition of the securities market at the time of the offering and the market prices of similar securities of comparable companies in recent periods. There can be no assurance, however, that the price at which the Common Stock will sell in the public market after this offering will not be lower than the price at which the Common Stock is sold by the Underwriters.

     In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the Offering, if the syndicate purchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Dyer Ellis & Joseph PC, Washington, D.C. Certain legal matters will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, Denver, Colorado.

                                    EXPERTS

     The financial statements and schedule of the Company as of December 31, 1996, included in this Prospectus and elsewhere in the Registration Statement have been audited by Grant Thornton LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The financial statements and schedule of the Company as of December 31, 1994 and 1995 included in this Prospectus have been audited by Amper, Politziner & Mattia, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     On January 30, 1997, the Company engaged Grant Thornton LLP as its principal accountants, and dismissed its former accountants, Amper Politziner & Mattia. The Company decided to change accountants in anticipation of the Offering. The decision to change accountants was ratified by the Company's Board of Directors. In connection with the audits for the years ended December 31, 1994 and 1995 and through January 30, 1997, there were no disagreements with Amper, Politziner & Mattia on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreements if not resolved to the satisfaction of Amper, Politziner & Mattia would have caused them to make reference thereto in their report on the financial statements for such years. During the years ended December 31, 1994 and 1995 and through January 30, 1997 there were no reportable events (as defined in Item 304 (A)(1)(v) of Regulation S-K) with Amper, Politziner & Mattia. Amper, Politziner & Mattia rendered unqualified opinions with respect to the Company's financial statements for the years ended December 31, 1994 and 1995.

                             ADDITIONAL INFORMATION

     A Registration Statement on Form S-1 including amendments thereto relating to the Common Stock offered hereby has been filed by the Company with the Securities and Exchange Commission, Washington, D.C. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, exhibits, and schedules. A copy of the Registration Statement may be inspected without charge at the Securities and Exchange Commission's principal office located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048, and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and copies of all or any part thereof may be obtained from the Public Reference Section of the Securities and Exchange Commission upon the payment of certain fees prescribed by the Securities and Exchange Commission. The Registration Statement may also be obtained from the Web site that the Commission maintains at http://www.sec.gov.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements certified by an independent public accounting firm and quarterly reports for each of the first three quarters of each fiscal year containing unaudited financial information.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         ----
Report of independent certified public accountants -- Grant Thornton LLP..............   F-2
Report of independent certified public accountants -- Amper, Politziner & Mattia......   F-3
Balance Sheets as of December 31, 1995 and 1996 and March 31, 1997....................   F-4
Statements of Operations for the years ended December 31, 1994, 1995, and 1996 and the
  three months ended March 31, 1996 and 1997..........................................   F-5
Statement of Stockholders' Equity (Deficiency) for the years ended December 31, 1994,
  1995, and 1996 and the three months ended March 31, 1997............................   F-6
Statements of Cash Flows for the years ended December 31, 1994, 1995, and 1996 and the
  three months ended March 31, 1996 and 1997..........................................   F-7
Notes to Financial Statements.........................................................   F-8

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
  SECURACOM, INCORPORATED

     We have audited the accompanying balance sheet of Securacom, Incorporated as of December 31, 1996, and the related statements of operations, stockholders' equity (deficiency), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securacom, Incorporated as of December 31, 1996, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

     We have also audited Schedule II of Securacom, Incorporated for the year ended December 31, 1996. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

                                          GRANT THORNTON LLP

Parsippany, New Jersey
March 12, 1997

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
  SECURACOM, INCORPORATED

     We have audited the accompanying balance sheet of Securacom, Incorporated at December 31, 1995, and the related statements of operations, stockholders' equity and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securacom, Incorporated at December 31, 1995 and the results of its operations and its cash flows for each of the two years then ended in conformity with generally accepted accounting principles.

     We have also audited Schedule II of Securacom, Incorporated for the years ended December 31, 1995 and 1994. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

                                          AMPER, POLITZINER & MATTIA

June 3, 1996
Edison, New Jersey

                            SECURACOM, INCORPORATED
                                 BALANCE SHEETS

                                                              DECEMBER 31,
                                                       ---------------------------     MARCH 31,
                                                          1995            1996            1997
                                                       -----------    ------------    ------------
                                                                                      (UNAUDITED)
                                              ASSETS
Current assets:
     Cash and cash equivalents......................   $   555,345    $    609,342    $    130,741
     Accounts receivable, net of allowance for
       doubtful accounts of $120,000 in 1995 and
       $42,000 in 1996 and 1997.....................     1,155,173       1,777,456       2,310,856
     Costs and estimated earnings in excess of
       billings on uncompleted contracts............       780,391       1,148,560       1,925,667
     Prepaid expenses and other.....................       100,006         120,937         111,443
                                                       -----------    ------------    ------------
          Total current assets......................     2,590,915       3,656,295       4,478,707
Plant and equipment, net............................       261,139         714,989         684,300
Investment in SSIH, Ltd. ...........................                                       700,000
Other assets........................................       193,888         195,803         253,754
                                                       -----------    ------------    ------------
                                                       $ 3,045,942    $  4,567,087    $  6,116,761
                                                       ===========    ============    ============

                        LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
     Notes payable-stockholder......................   $   200,000    $         --    $         --
     Current maturities of capital lease
       obligations..................................         6,290          21,454          21,454
     Accounts payable...............................       817,980       2,739,271       2,922,400
     Billings in excess of costs and estimated
       earnings on uncompleted contracts............       442,059         103,184         503,913
     Accrued expenses and other.....................       428,507         641,506         696,030
                                                       -----------    ------------    ------------
          Total current liabilities.................     1,894,836       3,505,415       4,143,797
Long-term liabilities:
     Notes payable..................................       597,000       2,541,000       3,189,500
     Capital lease obligations, less current
       maturities...................................            --         116,399         111,048
Stockholders' equity (deficiency):
     Common stock, $0.01 par value per share;
       authorized; 10,000,000 shares; issued and
       outstanding, 3,953,683 shares in 1995 and
       4,434,140 shares in 1996 and 1997............        39,536          44,341          44,341
     Additional paid-in capital.....................    10,224,002      10,582,197      10,644,197
     Accumulated deficit............................    (9,709,432)    (12,222,265)    (12,016,122)
                                                       -----------    ------------    ------------
                                                           554,106      (1,595,727)     (1,327,584)
                                                       -----------    ------------    ------------
                                                       $ 3,045,942    $  4,567,087    $  6,116,761
                                                       ===========    ============    ============

        The accompanying notes are an integral part of these statements.

                            SECURACOM, INCORPORATED
                            STATEMENTS OF OPERATIONS


                                                                                 THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                  MARCH 31,
                                    ---------------------------------------    ----------------------
                                       1994          1995          1996          1996         1997
                                    -----------   -----------   -----------    ---------   ----------
                                                                                    (UNAUDITED)
Earned revenues..................   $ 2,395,254   $ 3,176,523   $ 5,824,448    $ 656,022   $3,297,899
Cost of earned revenues..........     1,586,315     2,179,964     4,416,386      253,885    2,326,223
                                    -----------   -----------   -----------    ---------   ----------
     Gross profit................       808,939       996,559     1,408,062      402,137      971,676
Selling, general and
  administrative expenses........     2,670,092     2,870,570     3,700,698      739,907      645,656
                                    -----------   -----------   -----------    ---------   ----------
Operating income (loss)..........    (1,861,153)   (1,874,011)   (2,292,636)    (337,770)     326,020
Interest and financing fees......       (34,181)     (101,707)     (241,716)     (21,851)    (127,276)
Interest and other income........         7,617       208,026        21,519        2,998        7,399
                                    -----------   -----------   -----------    ---------   ----------
     Net income (loss)...........   $(1,887,717)  $(1,767,692)  $(2,512,833)   $(356,623)  $  206,143
                                     ==========    ==========    ==========    =========    =========
Net income (loss) per share......   $     (0.53)  $     (0.44)  $     (0.57)   $   (0.09)  $     0.04
                                     ==========    ==========    ==========    =========    =========
Weighted average shares
  outstanding....................     3,567,000     3,982,000     4,441,000    4,141,000    4,605,000
                                     ==========    ==========    ==========    =========    =========


        The accompanying notes are an integral part of these statements.

                            SECURACOM, INCORPORATED
                 STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                                                               TOTAL
                                         COMMON STOCK        ADDITIONAL                     STOCKHOLDERS'
                                      -------------------      PAID-IN      ACCUMULATED       EQUITY
                                       SHARES     AMOUNT       CAPITAL        DEFICIT       (DEFICIENCY)
                                      ---------   -------    -----------    ------------    -----------
Balance at January 1, 1994.........   3,226,889   $32,269    $ 6,724,201    $ (6,054,023)   $   702,447
Net loss...........................                                           (1,887,717)    (1,887,717)
Proceeds from issuance of common
  stock............................     316,000     3,160      1,576,780                      1,579,940
Common stock issuance costs........                              (78,997)                       (78,997)
                                      ---------   -------    -----------    ------------    -----------
Balance at December 31, 1994.......   3,542,889    35,429      8,221,984      (7,941,740)       315,673
Net loss...........................                                           (1,767,692)    (1,767,692)
Proceeds from issuance of common
  stock............................     410,794     4,107      2,075,818                      2,079,925
Common stock issuance costs........                              (76,800)                       (76,800)
Issuance of warrants...............                                3,000                          3,000
                                      ---------   -------    -----------    ------------    -----------
Balance at December 31, 1995.......   3,953,683    39,536     10,224,002      (9,709,432)       554,106
Net loss...........................                                           (2,512,833)    (2,512,833)
Exercise of warrants...............     480,457     4,805        247,195                        252,000
Issuance of warrants...............                              111,000                        111,000
                                      ---------   -------    -----------    ------------    -----------
Balance at December 31, 1996.......   4,434,140    44,341     10,582,197     (12,222,265)    (1,595,727)
Net income (unaudited).............                                              206,143        206,143
Issuance of warrants (unaudited)...                               62,000                         62,000
                                      ---------   -------    -----------    ------------    -----------
Balance at March 31, 1997
  (unaudited)......................   4,434,140   $44,341    $10,644,197    $(12,016,122)   $(1,327,584)
                                      =========   =======    ===========    ============    ===========

         The accompanying notes are an integral part of this statement.

                            SECURACOM, INCORPORATED

                            STATEMENTS OF CASH FLOWS

                                                                                                      THREE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                   MARCH 31,
                                                       -----------------------------------------    ----------------------
                                                          1994           1995           1996          1996         1997
                                                       -----------    -----------    -----------    ---------    ---------
                                                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)...............................   $(1,887,717)   $(1,767,692)   $(2,512,833)   $(356,623)   $ 206,143
                                                       -----------    -----------    -----------    ---------    ---------
    Adjustments to reconcile net income (loss) to
      net cash used in operating activities:
         Depreciation and amortization..............        47,503         62,457         91,859       15,031       30,689
         Noncash compensation.......................                       27,500         28,000
         Amortization of debt discount..............                                       5,000        1,000       10,500
    Changes in operating assets and liabilities:
         Accounts receivable........................       183,225       (767,135)      (622,283)     264,378     (533,400)
         Costs and estimated earnings in excess of
           billings on uncompleted contracts........      (700,481)       177,124       (368,169)     120,275     (777,107)
         Prepaid expenses and other.................       209,311        (30,043)       (20,931)      23,669        9,494
         Other assets...............................        13,361       (146,978)        (1,915)       1,220      (57,951)
         Accounts payable...........................       153,897        115,265      1,921,291     (263,114)     183,129
         Billings in excess of costs and estimated
           earnings on uncompleted contracts........       192,213        249,846       (338,875)          (3)     400,729
         Accrued expenses and other.................      (119,646)       145,620        212,999     (179,194)      54,524
                                                       -----------    -----------    -----------    ---------    ---------
         Total adjustments..........................       (20,617)      (166,344)       906,976      (16,738)    (679,393)
                                                       -----------    -----------    -----------    ---------    ---------
         Net cash used in operating activities .....    (1,908,334)    (1,934,036)    (1,605,857)    (373,361)    (473,250)
                                                       -----------    -----------    -----------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Investment in SSIH, Ltd.........................                                                              (700,000)
    Acquisition of plant and equipment..............       (63,661)       (17,868)      (396,460)      (6,161)          --
                                                       -----------    -----------    -----------    ---------    ---------
    Net cash used by investing activities...........       (63,661)       (17,868)      (396,460)      (6,161)    (700,000)
                                                       -----------    -----------    -----------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from notes payable.....................       515,000        800,000      2,050,000                   700,000
    Principal payments on notes
      payable -- stockholder........................                                    (200,000)    (125,000)
    Principal payments of capital lease
      obligations...................................       (15,235)       (19,068)       (17,686)      (7,390)      (5,351)
    Proceeds from issuance of common stock and
      exercise of warrants..........................     1,579,940      1,537,425        224,000      196,000
    Common stock issuance costs.....................       (78,997)       (76,800)
                                                       -----------    -----------    -----------    ---------    ---------
    Net cash provided by financing activities ......     2,000,708      2,241,557      2,056,314       63,610      694,649
                                                       -----------    -----------    -----------    ---------    ---------
Net increase (decrease) in cash and cash
  equivalents.......................................        28,713        289,653         53,997     (315,912)    (478,601)
Cash and cash equivalents at beginning of period....       236,979        265,692        555,345      555,345      609,342
                                                       -----------    -----------    -----------    ---------    ---------
Cash and cash equivalents at end of period..........   $   265,692    $   555,345    $   609,342    $ 239,433    $ 130,741
                                                       ============   ============   ============   ==========   ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the period
         Interest and financing fees................   $    23,000    $    97,000    $   165,000    $  22,000    $ 140,000
         Income taxes...............................         2,000          2,000          7,000        5,000        5,000

During 1996, the Company acquired equipment totaling approximately $149,000 through capital lease transactions.

During 1995, the Company issued 103,000 shares of common stock in payment of notes payable totaling $515,000.

        The accompanying notes are an integral part of these statements.

                            SECURACOM, INCORPORATED

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1995 AND 1996

NOTE A -- BUSINESS AND SUMMARY OF ACCOUNTING POLICIES

     Securacom, Incorporated (the "Company") is a single-source provider of comprehensive technology-based security solutions primarily for medium and large commercial and government facilities in the United States and abroad. At December 31, 1996, the Company was approximately 90% owned by KuwAm Corporation, two private investment partnerships of which KuwAm serves as general partner, Special Situations Investment Holdings, Ltd. and Special Situations Investment Holdings L.P. II, and certain individual limited partners of the investment partnerships (the "KuwAm Group").

     A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

1.  REVENUE RECOGNITION

     The Company derives its revenues principally from long-term contracts which are generally on a fixed price basis. Earnings are recognized on the basis of the Company's estimates of the percentage of completion of individual contracts, whereby total estimated income is earned based upon the proportion that costs incurred bear to the Company's estimate of total contract costs.

     The percentage of completion of individual contracts includes management's best estimates of the amounts expected to be realized on these contracts. It is at least reasonably possible that the amounts the Company will ultimately realize could differ materially in the near term from the amounts estimated in arriving at the earned revenue and costs and earnings in excess of billings on uncompleted contracts.

     Contract costs include all direct material, direct labor and subcontract costs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract revisions and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

     The asset "Costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed to clients. The liability "Billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenues recognized.

2.  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

3.  INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

                            SECURACOM, INCORPORATED

                           DECEMBER 31, 1995 AND 1996

NOTE A -- BUSINESS AND SUMMARY OF ACCOUNTING POLICIES -- (CONTINUED)
4.  PLANT AND EQUIPMENT

     Plant and equipment are stated at cost. Depreciation is provided using the straight-line method based on the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the economic life of the improvements or the lease term.

5.  USE OF ESTIMATES

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In addition to the estimates of revenues earned on contracts as described in Note A-1, the Company estimates an allowance for doubtful accounts based on the creditworthiness of its clients, as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate.

6.  CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, money market funds and trade accounts receivable. The Company places its cash and money market funds with high credit quality institutions. In general, such investments exceed the FDIC insurance limit.

     The Company provides credit to its clients in the normal course of business. The Company routinely assesses the financial strength of its clients and, as a consequence, believes that its trade accounts receivable exposure is limited.

     The carrying value of financial instruments potentially subject to valuation risk (principally consisting of cash, accounts receivable, long-term debt and accounts payable) approximates fair market value due to their short-term nature or market interest rates.

7.  INCOME (LOSS) PER SHARE

     Net income (loss) per common share is calculated by dividing the net income
(loss) by the weighted average number of shares of common stock outstanding. Except as noted in the following paragraph, stock warrants have not been included in the calculation as their inclusion would be antidilutive.


     Warrants issued for the purchase of shares of Common Stock at an exercise price below the estimated initial public offering price of $8.50 per share during the 12 months preceding the date of the Company's initial filing of a registration statement with the Securities and Exchange Commission have been included in the number of weighted average shares outstanding for all periods presented calculated based on the treasury stock method.


     The Company believes that the implementation of Statement of Financial Accounting Standards 128, Earnings Per Share, will not have a material impact on the calculation of earnings per share.

8.  INTERIM FINANCIAL STATEMENTS (UNAUDITED)

     The unaudited balance sheet as of March 31, 1997 and the unaudited statements of operations, stockholders' equity and statements of cash flows for the three months ended March 31, 1996 and 1997 are condensed financial statements in accordance with the rules and regulations of the Securities and Exchange

                            SECURACOM, INCORPORATED

                           DECEMBER 31, 1995 AND 1996

NOTE A -- BUSINESS AND SUMMARY OF ACCOUNTING POLICIES -- (CONTINUED)
8.  INTERIM FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)
Commission. Accordingly, they omit certain information included in complete financial statements and should be read in connection with the information for the years ended December 31, 1994, 1995 and 1996.


     In the opinion of the Company, the unaudited financial statements at March 31, 1997 and for the three months ended March 31, 1996 and 1997, include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for such periods. Results of operations for the three months ended March 31, 1997 are not necessarily indicative of results to be expected for the full year.


     In April 1997, the Board of Directors approved an increase in the number of shares of Common Stock authorized to 20,000,000 shares.

NOTE B -- LIQUIDITY

     As shown in the accompanying financial statements, Securacom, Incorporated has incurred recurring operating losses and has an accumulated deficit of $12,222,265 at December 31, 1996. In addition, the Company has been dependent on its principal stockholders for the financing of ongoing operations. In these circumstances, the Company's continued existence is dependent upon its ability to generate profitable operations and secure financing to fund future operations. Management is addressing these matters by implementing a comprehensive business strategy. The Company anticipates that it will generate sufficient cash flow from 1997 operations to meet its working capital needs. The Company has, in the past, been able to secure additional financing to meet its operating requirements, although there can be no assurance that it will be able to continue to do so.

NOTE C -- COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

     Costs and estimated earnings on uncompleted contracts at December 31, 1995 and 1996 and March 31, 1997 which are expected to be collected within one year are as follows:

                                                                                   MARCH 31, 1997
                                                        1995           1996         (UNAUDITED)
                                                     -----------    -----------    --------------
    Costs incurred on contracts...................   $28,205,341    $32,222,489      $6,740,259
    Estimated earnings............................     2,701,352      3,889,963       2,127,625
                                                     -----------    -----------    --------------
                                                      30,906,693     36,112,452       8,867,884
    Less billings to date.........................    30,568,361     35,067,076       7,446,130
                                                     -----------    -----------    --------------
                                                     $   338,332    $ 1,045,376      $1,421,754
                                                      ==========     ==========     ===========

     In addition, included in accounts receivable and accounts payable at December 31, 1996 were retainages of $76,983 and $111,278, respectively. At March 31, 1997 retainages included in accounts receivable were $199,905 and in accounts payable $174,865 (unaudited). The Company anticipates that retainages will be collected and paid within one year. There were no such amounts at December 31, 1995.

                            SECURACOM, INCORPORATED

                           DECEMBER 31, 1995 AND 1996

NOTE C -- COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS -- (CONTINUED)

     In February 1996, the Company negotiated a final settlement on a major contract with the Tennessee Valley Authority. As a result, the Company wrote off approximately $238,000 of amounts owed to a subcontractor and reduced cost of earned revenues.

NOTE D -- PLANT AND EQUIPMENT

     Plant and equipment are summarized as follows:

                                                                                       USEFUL
                                                                1995        1996        LIFE
                                                              --------    --------    --------
    Computer equipment.....................................   $232,599    $275,110     5 years
    Equipment and fixtures.................................    214,158     328,885    10 years
    Aircraft (a)...........................................                335,000    10 years
    Leasehold improvements.................................                 53,471     5 years
                                                              --------    --------
                                                               446,757     992,466
    Accumulated depreciation and amortization..............    185,618     277,477
                                                              --------    --------
                                                              $261,139    $714,989
                                                              ========    ========

---------------
(a) The aircraft was purchased from a firm whose principal stockholders are the same as those of the Company.

NOTE E -- NOTES PAYABLE

     During the years ended December 31, 1995 and 1996, the Company issued subordinated debentures to the KuwAm Group totaling $600,000 and $2,050,000, respectively, and 85,716 and 292,862, respectively, of warrants to purchase common stock of the Company at $7.00 per share. The debentures bear interest at 10% and the principal is payable as follows: $663,000 on December 31, 1998, $663,000 on December 31, 1999 and the balance on December 31, 2000. The value of the warrants, $3,000 and $111,000 at December 31, 1995 and 1996, respectively, was determined based upon an appraisal of the securities by an independent firm and was recorded as additional paid-in capital and reduction of notes payable. All 378,578 warrants are outstanding at December 31, 1996.

     Interest expense on these notes amounted to approximately $37,000 and $125,000 (including $5,000 of amortization of debt discount) for the years ended December 31, 1995 and 1996, respectively.

     At December 31, 1995, the Company had $200,000 of notes payable to stockholders which were repaid in 1996.

                            SECURACOM, INCORPORATED

                           DECEMBER 31, 1995 AND 1996

NOTE F -- ACCRUED EXPENSES

     Accrued expenses and other are summarized as follows:

                                                                           DECEMBER 31,
                                                                       --------------------
                                                                         1995        1996
                                                                       --------    --------
    Payroll.........................................................   $225,979    $237,515
    Employee expense reimbursements.................................     16,735     107,236
    Professional fees...............................................     73,656      87,875
    Deferred rent obligation........................................     81,915      74,295
    Other...........................................................     30,222     134,585
                                                                       --------    --------
                                                                       $428,507    $641,506
                                                                       ========    ========

NOTE G -- OBLIGATIONS UNDER CAPITAL LEASE AGREEMENTS

     The Company has entered into various capital lease agreements for equipment with a cost of $48,646 and $197,895 at December 31, 1995 and 1996, respectively. The leases expire at various times through 2001. Accumulated amortization amounted to $10,372 and $29,447 at December 31, 1995 and 1996, respectively. The related future minimum lease payments, as of December 31, 1996, are as follows:

                                                                                 CAPITAL
    FISCAL YEAR                                                                   LEASES
    --------------------------------------------------------------------------   --------
    1997......................................................................   $ 48,713
    1998......................................................................     48,713
    1999......................................................................     45,144
    2000......................................................................     46,544
    2001......................................................................     28,531
                                                                                 --------
    Net minimum lease payments................................................    217,645
    Amount representing interest..............................................    (79,792)
                                                                                 --------
                                                                                 $137,853
                                                                                 ========

NOTE H -- RELATED PARTY TRANSACTIONS

     The Company had agreements (the "Agreements") with KuwAm Corporation whereby the Company paid a fee of five percent of the capital raised from the private sale of common stock and subordinated debentures under the Agreements. The Company incurred approximately $79,000, $77,000 and $103,000, of investment banking fees under the Agreements during 1994, 1995 and 1996, respectively, which have been recorded as a reduction of proceeds from sales of equity securities and interest and financing fees for sales of subordinated debentures.

NOTE I -- EMPLOYEE STOCK WARRANTS

     From time to time the Company has granted warrants for the purchase of its common stock to employees and directors. The Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in measuring compensation expense for its stock warrants. Under APB No. 25, because the exercise price of the Company's employee stock warrants is not less than the fair market value of the underlying stock on the date of grant, no compensation expense is recognized. However, SFAS No. 123, "Accounting for Stock-Based Compensation," requires presentation of pro forma net income and earnings per share as if the Company had accounted for its

                            SECURACOM, INCORPORATED

                           DECEMBER 31, 1995 AND 1996

NOTE I -- EMPLOYEE STOCK WARRANTS -- (CONTINUED)

employee stock warrants granted subsequent to December 31, 1994, under the fair value method of that statement. For purposes of pro forma disclosure, the estimated fair value of the warrants is amortized to expense over the vesting period. Under the fair value method, the Company's net loss and loss per share would not have had a material change.

     Because SFAS No. 123 is applicable only to options and warrants granted subsequent to December 31, 1994, and the warrants have a three-year vesting period, its pro forma effect will not be fully reflected until 1998.

     The weighted average fair value of the individual warrants granted during both 1995 and 1996 is estimated as $0.04 on the date of grant. The fair values were determined using a Black-Scholes option-pricing model with the following assumptions:

                                                                           1995       1996
                                                                          -------    -------
    Dividend yield.....................................................        --         --
    Volatility.........................................................        50%        50%
    Risk-free interest rate............................................      6.70       6.06
    Forfeiture rate....................................................        --         --
    Expected life......................................................   3 years    3 years

     Stock warrant activity during 1994-1996 is summarized below:

                                                                    SHARES OF         WEIGHTED
                                                                   COMMON STOCK       AVERAGE
                                                                   ATTRIBUTABLE    EXERCISE PRICE
                                                                   TO WARRANTS      OF WARRANTS
                                                                   ------------    --------------
    Unexercised at December 31, 1993............................       785,634         $ 1.91
    Granted.....................................................        33,260           0.53
    Expired.....................................................        16,667           5.00
                                                                     ---------
    Unexercised at December 31, 1994............................       802,227           1.78
    Granted.....................................................       245,148           4.63
    Exercised...................................................            --             --
    Expired.....................................................        35,000           5.00
                                                                     ---------
    Unexercised at December 31, 1995............................     1,012,375           2.36
    Granted.....................................................       400,797           6.58
    Exercised...................................................       480,457           0.53
    Expired.....................................................        48,333           5.41
                                                                     ---------
    Unexercised at December 31, 1996............................       884,382           5.10
                                                                     =========

                            SECURACOM, INCORPORATED

                           DECEMBER 31, 1995 AND 1996

NOTE I -- EMPLOYEE STOCK WARRANTS -- (CONTINUED)

     The following table summarizes information concerning outstanding and exercisable warrants at December 31, 1996:

                   WARRANTS OUTSTANDING
             ---------------------------------
                             WEIGHTED-AVERAGE
EXERCISE       NUMBER            REMAINING          WARRANTS
 PRICE       OUTSTANDING     CONTRACTUAL LIFE      EXERCISABLE
--------     -----------     -----------------     -----------
   $1          159,382              0.7              159,382
    5          360,000              1.1              209,998
    7          365,000              2.2                   --

     Warrants exercisable at December 31, 1994, 1995 and 1996, were 562,639, 689,248 and 369,382, respectively. Reference is made to Note E relating to outstanding warrants issued relating to notes payable.

     During the year ended December 31, 1996, the President of the Company exercised warrants for the purchase of 53,320 shares of common stock at an exercise price of $0.53 per share. Since no amount was paid upon exercise of the warrants, the Company recorded compensation expense of $28,000.

NOTE J -- INCOME TAXES

     Deferred tax attributes resulting from differences between financial accounting amounts and tax bases of assets and liabilities at December 31, 1995 and 1996 follow:

                                                                         1995           1996
                                                                      -----------    -----------
Current assets and liabilities
     Allowance for doubtful accounts...............................   $    29,000    $    17,000
     Accrued vacation pay..........................................        15,000         38,000
     Deferred rent obligation......................................        19,000             --
                                                                      -----------    -----------
                                                                           63,000         55,000
Valuation allowance................................................       (63,000)       (55,000)
                                                                      -----------    -----------
Net current deferred tax asset (liability).........................   $        --    $        --
                                                                      ===========    ===========
Noncurrent assets and liabilities:
     Depreciation..................................................   $   (26,000)   $   (58,000)
     Net operating loss carryforward...............................     2,250,000      4,744,000
                                                                      -----------    -----------
                                                                        2,224,000      4,686,000
Valuation allowance................................................    (2,224,000)    (4,686,000)
                                                                      -----------    -----------
Noncurrent deferred tax asset (liability)..........................   $        --    $        --
                                                                      ===========    ===========

     The valuation allowance has been established for those loss carryforwards and deductible temporary differences which are not presently considered more likely than not to be realized.

     The provision for income taxes differs from the effective tax rate used in the financial statements as a result of current year net operating losses, the benefit of which has not been recognized in the current year.

     As of December 31, 1996, the Company had net operating loss carryforwards of approximately $12,200,000, which expire in 2002 through 2011.

     In 1992, a major stockholder of the Company significantly increased its ownership of the Company. As a result of a complex set of rules limiting the utilization of net operating loss carryforwards in tax years following

                            SECURACOM, INCORPORATED

                           DECEMBER 31, 1995 AND 1996

NOTE J -- INCOME TAXES -- (CONTINUED)

a corporate ownership change (enacted in the Tax Reform Act of 1986), the ability of the Company to utilize net operating losses of approximately $3.5 million may be limited.

     Also, the shares issued in connection with the Offering are expected to create an ownership change. However, based on the expected value of the Company immediately before such ownership change and the resulting limitation as defined, the Company expects to be able to utilize its net operating losses of approximately $8.7 million incurred after August 1992.

NOTE K -- EMPLOYEE BENEFIT ARRANGEMENTS

     The Company established a contributory employee savings plan under Section 401(k) of the Internal Revenue Code. The Company contributes amounts to individual participant accounts based on specific provisions of the plan. The cost to the Company for the employer match under the plan was $8,111, $8,238 and $12,728, for the years ended December 31, 1994, 1995 and 1996, respectively.

     The Company had an employee profit-sharing plan providing for the provision of an amount equal to 10% of the Company's income before income taxes. The Company did not make a contribution to the plan for the years ended December 31, 1994, 1995 or 1996.

NOTE L -- COMMITMENTS AND CONTINGENCIES

  Leases

     The Company conducts all of its operations from leased facilities consisting of its corporate headquarters and branch office locations. All facility leases are classified as operating leases with terms ranging from one to five years.

     The following is a schedule by years of approximate future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1996:

        YEAR ENDING DECEMBER 31,                                              AMOUNT
        ------------------------------------------------------------------   --------
        1997..............................................................   $269,000
        1998..............................................................    260,000
        1999..............................................................    253,000
        2000..............................................................    152,000
        2001..............................................................     32,000
                                                                             --------
                                                                             $966,000
                                                                             ========

     Rent expense for the years ended December 31, 1994, 1995 and 1996 was $279,000, $236,000 and $286,000, respectively.

  Contingencies

     The Company is a party in certain legal actions arising from the normal conduct of its business. While the outcome of such actions is not presently determinable, in the opinion of management, based on discussions with legal counsel, the resolution of these actions will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

                            SECURACOM, INCORPORATED

                           DECEMBER 31, 1995 AND 1996

NOTE M -- INTEREST AND OTHER INCOME

     Included in interest and other income for the year ended December 31, 1995 is a gain on settlement of litigation, net of expenses and fees of $205,179.

NOTE N -- ACQUISITION

     Effective August 1, 1995, Securacom, Incorporated acquired the assets and certain liabilities of Franklin M. Sterling & Associates, Inc. in exchange for issuing 25,000 shares of common stock to, and employment of, Franklin M. Sterling, P.E. as Senior Vice President in charge of Securacom's West Coast offices. The Company recorded compensation expense of $27,500 in 1995 relating to the issuance of these shares of common stock.

NOTE O -- SIGNIFICANT CLIENTS

     During the year ended December 31, 1994, one client accounted for approximately 67% of earned revenue.

     During the year ended December 31, 1995 contracts with three clients accounted for approximately 41%, 18% and 13% of earned revenue.

     During the year ended December 31, 1996, contracts with four clients accounted for approximately 28%, 22%, 14% and 11% of earned revenue.

NOTE P -- SUBSEQUENT EVENTS

  Proposed Initial Public Offering


     The Company entered into an agreement with an underwriter pursuant to which the Company intends to prepare and file with the Securities and Exchange Commission a registration statement for the initial public offering of 1,100,000 shares to be issued by the Company and 300,000 shares by existing stockholders.


  Issuance of Notes Payable

     Through March 10, 1997, the Company issued $700,000 of subordinated debentures to the KuwAm Group with warrants to purchase 100,002 shares of the Company's common stock at an exercise price of $7.00 per share. The debentures bear interest at 10% and the principal is payable as follows: $175,000 on December 31, 1998, $175,000 on December 31, 1999 and the balance on December 31, 2000. The warrants were valued at $62,000 based upon an appraisal of the securities by an independent firm and were recorded as additional paid-in capital and a reduction of notes payable.

  Investment

     Of the total $3,350,000 proceeds received from the issuance of notes payable, the Company invested $700,000 in a limited partnership interest of Special Situations Investment Holdings, Ltd. ("SSIH") recorded at cost which is deemed to be equivalent to fair market value. (Reference is made to Note A). At the end of each year, the Company has the option of requiring SSIH to redeem the limited partnership interest at their then fair market value less a liquidation fee of up to 1%. The proceeds of such redemption are payable, at SSIH's option, in cash or portfolio securities of SSIH. Because the assets of SSIH include both publicly traded and privately held securities, the value of the SSIH portfolio may be materially different than the cost of the Company's investment. Under the terms of the governing agreements KuwAm receives 3% of the amount of the Company's investment as reimbursement for accounting, legal and administrative expenses, an annual fee equal to 2% of the assets and an annual capital appreciation fee equal to 10% of the increases in the value of SSIH's assets each year.

                            SECURACOM, INCORPORATED

                           DECEMBER 31, 1995 AND 1996

NOTE P -- SUBSEQUENT EVENTS -- (CONTINUED)

  Common Stock and Warrants

     In January and February 1997, the Company issued to employees and directors 195,000 warrants to purchase shares of the Company's common stock at $7.00 per share.

  Employment and Consulting Agreements

     In 1997, the Company entered into employment agreements with its President and Chief Financial Officer that provide for annual base salaries of $165,000 and $125,000, respectively, through March 31, 2002 and 2000, respectively. The agreements provide for an additional payment equal to two times the annual base salary if the executive is terminated without cause following a change in control as defined in the agreement. The Company also entered into a consulting agreement with the Chairman of the Company (and managing partner of KuwAm Corporation) that provides for an annual consulting fee of $140,000 through March 31, 2002.

  Stock Option Plan

     In 1997, the Board of Directors approved the adoption of the 1997 Stock Option Plan. The 1997 Stock Option Plan provides for the grant of options to purchase up to 500,000 shares of the Company's Common Stock. Options may be granted to employees, officers, directors and consultants of the Company for the purchase of Common Stock of the Company at a price not less than the fair market value of the Common Stock on the date of the grant.

                                   SECURACOM,
                                  INCORPORATED

                              [Diagram of Services
                             Offered by Securacom]

                             SINGLE SOURCE SECURITY
                               THROUGH TECHNOLOGY

------------------------------------------------------
                          ------------------------------------------------------
------------------------------------------------------
                          ------------------------------------------------------

     NO DEALER, SALESPERSON, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary.....................   3
Risk Factors...........................   6
Use of Proceeds........................  11
Dividend Policy........................  11
Dilution...............................  12
Capitalization.........................  13
Selected Financial Data................  14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................  15
Business...............................  18
Management.............................  27
Certain Transactions...................  32
Principal and Selling Stockholders.....  33
Description of Capital Stock...........  34
Shares Eligible for Future Sale........  38
Underwriting...........................  39
Legal Matters..........................  40
Experts................................  40
Additional Information.................  41
Index to Financial Statements.......... F-1


                               ------------------
     UNTIL               , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                                1,400,000 SHARES

                                      LOGO
                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                                            , 1997
                            ------------------------

                              HANIFEN, IMHOFF INC.

                           SCOTT & STRINGFELLOW, INC.

------------------------------------------------------
                          ------------------------------------------------------
------------------------------------------------------
                          ------------------------------------------------------

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The following table sets forth all expenses payable in connection with the registration of the Common Stock that is the subject of this Registration Statement, all of which shall be borne by the Company. All the amounts shown are estimates except for the registration fee, the Nasdaq SmallCap Market listing fee, and the NASD filing fee.



                                                                         TO BE PAID BY
                                                                          REGISTRANT
                                                                         -------------
        Securities and Exchange Commission registration fee............   $  6,970.00
        Nasdaq listing fee.............................................     10,000.00
        National Association of Securities Dealers filing fee..........      2,800.00
        Printing and engraving expenses................................     90,000.00
        Legal fees and expenses........................................    190,000.00
        Accounting fees and expenses...................................    150,000.00
        Blue sky filing fees...........................................     13,725.00
        Miscellaneous..................................................    100,000.00
                                                                          -----------
             Total.....................................................   $563,495.00
                                                                          ===========


---------------
* To be supplied by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Certificate of Incorporation and By-Laws provide for indemnification of directors, officers, agents, and employees of the Company to the fullest extent permitted by law. Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his service as a director or officer of the corporation, or his service, at the corporation's request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by him ("Expenses"), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him, in connection with the defense or settlement of such action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the court deems proper. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made (1) by a majority vote of a quorum of disinterested members of the board of directors, or (2) by independent legal counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (3) by the stockholders. The General Corporation Law of the State of Delaware also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the General Corporation Law of the State of Delaware provides the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Since January 1, 1994, the Registrant has sold or issued the following unregistered securities:

     During 1994, the Company issued an aggregate of 316,000 shares of Common Stock to eight individuals and five entities at a purchase price of $5.00 per share. Also during 1994, the Company issued $515,000 aggregate principal amount of promissory notes to one entity at a purchase price equal to the principal amount of the promissory notes.

     From January 1995 through June 1995, the Company issued an aggregate of 247,500 shares of Common Stock to three individuals and three entities at a purchase price of $5.00 per share. In June 1995, $515,000 aggregate principal amount of promissory notes held by one entity was converted into 103,000 shares of Common Stock at a conversion price of $5.00 per share.

     During July and August 1995, the Company issued an aggregate of 35,294 shares of Common Stock to one entity at a purchase price of $8.50 per share. In August 1995, the Company issued 25,000 shares of Common Stock to one individual in connection with the acquisition of the assets and certain liabilities of a security consulting business.


     In March and May 1996, two entities and three directors and/or officers exercised warrants to purchase an aggregate of 480,457 shares of Common Stock at an exercise price of $0.53 per share.


     From October 1995 through March 1997 the Company issued $3,350,000 aggregate principal amount of 10% subordinated debentures and warrants to purchase 478,580 shares of Common Stock at an exercise price of $7.00 per share to nine entities and 19 individuals at a purchase price equal to the principal amount of the debentures.

     The issuances of securities in the above transactions were deemed to be exempt from registration under the Act in reliance on Section 4(2) thereof as transactions not involving a public offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following is a list of exhibits furnished:


 1.1+    Form of Underwriting Agreement
 1.2+    Form of Underwriter's Warrant
 3.1+    Form of Restated Certificate of Incorporation of Securacom, Incorporated
 3.2+    Form of Bylaws of Securacom, Incorporated
 4+      Form of Rights Agreement
 5+      Opinion of Counsel
10.1+    Stock Option Plan
10.2+    Employment Agreement with Ronald C. Thomas
10.3+    Employment Agreement with Larry M. Weaver
10.4+    Consulting Agreement with Wirt D. Walker, III
10.5+    Agreement and Certificate of Limited Partnership for Special Situation Investment
         Holdings, Ltd.
10.6+    Form of Stock Purchase Agreement
11+      Computation of Net Income (Loss) Per Share
16+      Letter from Amper, Politziner & Mattia
23.1     Consent of Grant Thornton LLP
23.2     Consent of Amper, Politziner & Mattia
23.3+    Consent of Counsel (included as part of Exhibit 5)
24+      Power of Attorney
27+      Financial Data Schedule


---------------
+ Previously filed

     (b) The following is a list of the financial statement schedule furnished:

          Schedule II -- Valuation and Qualifying Accounts.

     Schedules not listed above have been omitted because they are not applicable or because required information is included in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

     (4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, this registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woodcliff Lake and State of New Jersey on the 14th day of July, 1997.


                                          SECURACOM, INCORPORATED

                                          By:                  *
                                            ------------------------------------
                                                      Ronald C. Thomas
                                               President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


               SIGNATURE                                   TITLE                        DATE
----------------------------------------   -------------------------------------   --------------
                   *                            President, Chief Executive         July 14, 1997
----------------------------------------           Officer, and Director
            Ronald C. Thomas                   (Principal Executive Officer)

                   *                             Executive Vice President,         July 14, 1997
----------------------------------------        Chief Operating Officer and
            Larry M. Weaver                       Chief Financial Officer
                                               (Principal Financial Officer)

                   *                               Chairman and Director           July 14, 1997
----------------------------------------
          Wirt D. Walker, III

                   *                                     Director                  July 14, 1997
----------------------------------------
      Mishal Yousef Saud Al Sabah

                   *                                     Director                  July 14, 1997
----------------------------------------
              Marvin Bush

                   *                                     Director                  July 14, 1997
----------------------------------------
          Robert B. Smith, Jr.

         By: /s/ MICHAEL JOSEPH
----------------------------------------
             Michael Joseph
            Attorney-in-Fact

                            SECURACOM, INCORPORATED

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

              COLUMN A                  COLUMN B             COLUMN C               COLUMN D         COLUMN E
------------------------------------   ----------    -------------------------    -------------     -----------
                                                             ADDITIONS
                                                     -------------------------
                                                        (1)            (2)
                                                                   CHARGED TO
                                       BALANCE AT    CHARGED TO       OTHER                         BALANCE AT
                                       BEGINNING     COSTS AND     ACCOUNTS --    DEDUCTIONS --       END OF
            DESCRIPTION                OF PERIOD      EXPENSES      DESCRIBE        DESCRIBE          PERIOD
------------------------------------   ----------    ----------    -----------    -------------     -----------
Year ended December 31, 1994
  Allowance for doubtful accounts...    $  97,000                                                    $  97,000
                                        =========                                                    =========
Year ended December 31, 1995
  Allowance for doubtful accounts...    $  97,000     $ 23,000                                       $ 120,000
                                        =========     ========                                       =========
Year ended December 31, 1996
  Allowance for doubtful accounts...    $ 120,000                                    $78,000(a)      $  42,000
                                        =========                                    ========        =========

---------------
(a) Uncollectible accounts written off

                                       S-1